FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Paseo Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Interim Consolidated Financial Statements with notes as of September 30, 2017.

BANCO DE CHILE AND SUBSIDIARIES INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the periods ended as of September 30, 2017 and 2016 and December 31, 2016.

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of interim consolidated financial statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
PEN	=	Peruvian Sol
CHF	=	Swiss Franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the Chilean Superintendency of Banks (“SBIF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2017 and December 31, 2016

(Free translation of interim financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September 2017	December 2016
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	1,200,281	1,408,167
Transactions in the course of collection	7	519,833	376,252
Financial assets held-for-trading	8	1,184,531	1,405,781
Cash collateral on securities borrowed and reverse repurchase agreements	9	65,761	55,703
Derivative instruments	10	1,087,557	939,634
Loans and advances to banks	11	592,767	1,172,917
Loans to customers, net	12	24,883,557	24,775,543
Financial assets available-for-sale	13	1,309,061	367,985
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	36,437	32,588
Intangible assets	15	33,925	29,341
Property and equipment	16	215,898	219,082
Current tax assets	17	22,184	6,792
Deferred tax assets	17	297,237	306,030
Other assets	18	494,114	462,185
TOTAL ASSETS		31,943,143	31,558,000
LIABILITIES
Current accounts and other demand deposits	19	8,150,505	8,321,148
Transactions in the course of payment	7	334,535	194,982
Cash collateral on securities lent and repurchase agreements	9	192,295	216,817
Savings accounts and time deposits	20	10,395,287	10,552,901
Derivative instruments	10	1,208,223	1,002,087
Borrowings from financial institutions	21	1,242,438	1,040,026
Debt issued	22	6,351,278	6,177,927
Other financial obligations	23	117,840	186,199
Current tax liabilities	17	2,462	135
Deferred tax liabilities	17	28,515	24,317
Provisions	24	609,436	662,024
Other liabilities	25	272,933	292,026
TOTAL LIABILITIES		28,905,747	28,670,589
EQUITY	27
Attributable to Bank’s Owners:
Capital		2,271,401	2,138,047
Reserves		563,069	486,208
Other comprehensive income		(10,748)	(19,921)
Retained earnings:
Retained earnings from previous years		16,060	16,060
Income for the period		433,660	552,249
Less:
Provision for minimum dividends		(236,047)	(285,233)
Subtotal		3,037,395	2,887,410
Non-controlling interests		1	1
TOTAL EQUITY		3,037,396	2,887,411
TOTAL LIABILITIES AND EQUITY		31,943,143	31,558,000

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the nine-month ended September 30, 2017 and 2016

(Free translation of interim financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	September
		2017	2016
	Notes	MCh$	MCh$

Interest revenue	28	1,401,571	1,446,143
Interest expense	28	(491,007)	(530,885)
Net interest income		910,564	915,258

Income from fees and commissions	29	350,554	327,648
Expenses from fees and commissions	29	(89,354)	(87,501)
Net fees and commission income		261,200	240,147

Net financial operating income	30	23,886	128,574
Foreign exchange transactions, net	31	54,117	7,131
Other operating income	36	25,207	23,474
Total operating revenues		1,274,974	1,314,584

Provisions for loan losses	32	(175,663)	(222,454)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,099,311	1,092,130

Personnel expenses	33	(305,079)	(311,234)
Administrative expenses	34	(236,827)	(236,802)
Depreciation and amortization	35	(26,180)	(24,915)
Impairment	35	(1)	(4)
Other operating expenses	37	(18,671)	(24,465)

TOTAL OPERATING EXPENSES		(586,758)	(597,420)

NET OPERATING INCOME		512,553	494,710

Income attributable to associates	14	4,340	3,373
Income before income tax		516,893	498,083

Income tax	17	(83,232)	(69,868)

NET INCOME FOR THE PERIOD		433,661	428,215

Attributable to:
Bank’s Owners	27	433,660	428,215
Non-controlling interests		1	—

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	4.36	4.31
Diluted net income per share	27	4.36	4.31

The accompanying notes 1 to 41 are an integral interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF
OTHER COMPREHENSIVE INCOME

For the nine-month ended September 30, 2017 and 2016

(Free translation of interim financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September 2017	September 2016
	Notes	MCh$	MCh$
CONSOLIDATED NET INCOME FOR THE PERIOD		433,661	428,215

Other comprehensive income that will be reclassified subsequently to profit or loss

Net gains (losses) on available-for-sale instruments valuation	13	2,956	(50,830)
Net gains (losses) on derivatives held as cash flow hedges	10	9,354	(22,535)
Gains (losses) on cumulative translation adjustment	27	—	(59)
Subtotal Other comprehensive income before income taxes		12,310	(73,424)

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		(3,137)	17,609

Total other comprehensive income items that will be reclassified subsequently to profit or loss		9,173	(55,815)

Other comprehensive income that will not be reclassified subsequently to profit or loss

Adjustment for defined benefit plans		—	—

Subtotal other comprehensive income before income taxes		—	—

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period		—	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		—	—

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		442,834	372,400

Attributable to:
Bank’s Owners		442,833	372,400
Non-controlling interests		1	—

	Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	4.45	3.74
Diluted net income per share	4.45	3.74

The accompanying notes 1 to 41 are an integral interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month ended September 30, 2017 and 2016

(Free translation of interim financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income				Retained earnings
		Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Income	Retained earnings from previous periods	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Tax	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2015		2,041,173	31,809	358,807	52,418	22,951	59	(17,719)	16,060	558,995	(324,469)	2,740,084	3	2,740,087
Capitalization of retained earnings		96,874	—	—	—	—	—	—	—	(96,874)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	95,467	—	—	—	—	—	(95,467)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	—	(366,654)	324,469	(42,185)	(2)	(42,187)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(59)	—	—	—	—	(59)	—	(59)
Cash flow hedge adjustment, net	27	—	—	—	—	(22,535)	—	5,408	—	—	—	(17,127)	—	(17,127)
Valuation adjustment on available-for-sale instruments (net)	27	—	—	—	(50,830)	—	—	12,201	—	—	—	(38,629)	—	(38,629)
Income for the period 2016		—	—	—	—	—	—	—	—	428,215	—	428,215	—	428,215
Provision for minimum dividends		—	—	—	—	—	—	—	—	—	(217,123)	(217,123)	—	(217,123)
Balances as of September 30, 2016		2,138,047	31,809	454,274	1,588	416	—	(110)	16,060	428,215	(217,123)	2,853,176	1	2,853,177
Defined benefit plans adjustment		—	124	—	—	—	—	—	—	—	—	124	—	124
Capital increase in other companies		—	1	—	—	—	—	—	—	—	—	1	—	1
Other comprehensive income:
Derivatives cash flow hedge, net		—	—	—	—	(27,946)	—	6,707	—	—	—	(21,239)	—	(21,239)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(741)	—	—	165	—	—	—	(576)	—	(576)
Income for the period 2016		—	—	—	—	—	—	—	—	124,034	—	124,034	—	124,034
Provision for minimum dividends		—	—	—	—	—	—	—	—	—	(68,110)	(68,110)	—	(68,110)
Balances as of December 31, 2016		2,138,047	31,934	454,274	847	(27,530)	—	6,762	16,060	552,249	(285,233)	2,887,410	1	2,887,411
Capitalization of retained earnings		133,354	—	—	—	—	—	—	—	(133,354)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	76,861	—	—	—	—	—	(76,861)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	—	(342,034)	285,233	(56,801)	(1)	(56,802)
Other comprehensive income:	27
Derivatives cash flow hedge, net	27	—	—	—	—	9,354	—	(2,385)	—	—	—	6,969	—	6,969
Valuation adjustment on available-for-sale instruments (net)	27	—	—	—	2,956	—	—	(752)	—	—	—	2,204	—	2,204
Income for the period 2017		—	—	—	—	—	—	—	—	433,660	—	433,660	1	433,661
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	—	(236,047)	(236,047)	—	(236,047)
Balances as of September 30, 2017		2,271,401	31,934	531,135	3,803	(18,176)	—	3,625	16,060	433,660	(236,047)	3,037,395	1	3,037,396

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month ended September 30, 2017 and 2016

(Free translation of interim financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September 2017	September 2016
	Notes	MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		433,661	428,215
Items that do not represent cash flows:
Depreciation and amortization	35	26,180	24,915
Impairment	35	1	4
Provision for loans and accounts receivable from customers and owed by banks	32	208,947	211,572
Provision of contingent loans	32	1,051	(8,382)
Additional provisions	32	—	52,075
Fair value adjustment of financial assets held-for-trading		2,878	(1,995)
Changes in assets and liabilities by deferred taxes	17	12,239	(24,424)
(Gain) loss attributable to investments in companies with significant influence, net	14	(3,853)	(2,934)
(Gain) loss from sales of assets received in lieu of payment, net	36	(3,772)	(3,698)
(Gain) loss on sales of property and equipment, net	36-37	(597)	(101)
Charge-offs of assets received in lieu of payment	37	2,453	2,935
Other charges (credits) to income that do not represent cash flows		106	(12,663)
Change in the exchange rate of assets and liabilities		14,866	38,362
Net interest variation, readjustment and accrued fees on assets and liabilities		10,932	(119,886)

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		580,146	312,463
(Increase) decrease in loans to customers		(383,672)	(580,338)
(Increase) decrease in financial assets held-for-trading, net		116	(352,907)
(Increase) decrease in other assets and liabilities		489	108,675
Increase (decrease) in current account and other demand deposits		(170,426)	(696,892)
Increase (decrease) in payables from repurchase agreements and security lending		(32,960)	31,169
Increase (decrease) in savings accounts and time deposits		(120,345)	661,175
Sale of assets received in lieu of payment or adjudicated		10,232	8,601
Total cash flows from operating activities		588,672	75,941

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(936,168)	425,730
Purchases of property and equipment	16	(16,242)	(19,754)
Sales of property and equipment		625	122
Acquisition of intangible assets	15	(11,298)	(7,905)
Acquisition of investments in companies	14	—	(1,129)
Dividends received from investments in companies		921	1,079
Total cash flows from investing activities		(962,162)	398,143

FINANCING ACTIVITIES:
Redemption of letters of credit		(4,466)	(6,330)
Issuance of bonds	22	1,016,532	1,196,672
Redemption of bonds		(832,966)	(1,085,078)
Dividends paid	27	(342,034)	(366,654)
Increase (decrease) in borrowings from foreign financial institutions		202,213	(406,248)
Increase (decrease) in other financial obligations		(66,014)	(5,121)
Increase (decrease) in other obligations with Central Bank of Chile		(2)	(2)
Other long-term borrowings		8	17,796
Payment of other long-term borrowings		(2,079)	(20,035)
Total cash flows from financing activities		(28,808)	(675,000)

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD		(402,298)	(200,916)

Effect of exchange rate changes		(14,866)	(38,362)

Cash and cash equivalents at beginning of period		2,096,980	2,093,908

Cash and cash equivalents at end of period	7	1,679,816	1,854,630

	September	September
	2017	2016
Operational Cash flow interest:	MCh$	MCh$

Interest received	1,455,804	1,366,028
Interest paid	(534,308)	(570,656)

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.                           Corporate information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in the areas of corporations and large companies, medium and small companies and personal and consumer banking. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Consolidated Financial Statements of Banco de Chile, for the period ended September 30, 2017 were approved by the Directors on October 26, 2017.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal regulations, basis of preparation and other information:

(a)                       Legal regulations:

The General Banking Law in its Article No. 15 authorizes the Chilean Superintendency of Banks (“SBIF”) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (“IASB”). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

(b)                       Basis of preparation:

(b.1)             These Interim Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (“SBIF”).

(b.2)             The following table details the entities in which the Bank has controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
				September	December	September	December	September	December
			Functional	2017	2016	2017	2016	2017	2016
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal regulations, basis of preparation and other information, continued:

(c)                      Use of estimates and judgments:

Preparing the Interim Consolidated Financial Statements requires the Bank’s management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. These estimates refer to:

1.                         Useful life of intangible and property and equipment (Notes No.15 and No.16);

2.                          Income taxes and deferred taxes (Note No. 17);

3.                          Provisions (Note No. 24);

4.                          Contingencies and Commitments (Note No. 26);

5.                          Provision for loan losses (Note No. 11. No. 12 and No. 32);

6.                          Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During the period of September 30, 2017 there have been no significant changes in the estimates made.

(d)                     Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Given the activities to which the Bank and its subsidiaries are engaged, the transactions of the Bank do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these notes to the Interim Consolidated Financial Statements for the nine-month period ended September 30, 2017 are not included.

(e)                      Relative Importance:

In determining the information to be disclosed on the different items of the financial statements or other matters, the relative importance in relation to the financial statements of the period has been taken into account.

(f)                       Reclassifications:

There have not been significant reclassifications at the end of this period 2017.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements:

3.1 Accounting standards issued by IASB:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) which are not effective as of September 30, 2017:

IFRS 9 — Financial Instruments.

On July 24, 2014, the IASB concluded its improvement project on the accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on principles for the classification and measurement, introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

The designation of the classification, determining how financial assets and liabilities are accounted for in the financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach to the classification of financial assets, based on the entity’s business model for the management of financial assets and the characteristics of contractual flows.

In terms of impairment standard establishes a single model that applies to all financial instruments, thus eliminating a source of complexity associated with previous accounting requirements, which require a timely recognition of expected credit losses.

IFRS 9 introduces changes to the requirements for accounting hedge, and also new alternatives of strategies to use. The amendments means a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

This standard also established that the change in fair value that corresponds to own credit risk will be recorded in Other Comprehensive Income, thus reducing any eventual volatility that would be generated in the income of the entity as a result of its recognition. Earlier application of this improvement is permitted, prior to any other requirement of IFRS 9.

Mandatory adoption date is January 1, 2018. Early adoption is permitted.

Banco de Chile, as a securities issuer on the New York Stock Exchange (“NYSE”), carried out during the year 2016 an analysis of the conceptual differences between IFRS 9 and the current provisions contained in IAS 39. As a result, during 2017 it has been initiated the execution of a work plan for the implementation of the new standard in order to comply with the required for the preparation and presentation of the annual report 20F to the Securities and Exchange Commission (“SEC”). The Bank is currently in the process of designing and building impairment models and impact determination.

For the purpose of these financial statements, this rule has not yet been approved by the SBIF, an event that is required for its local application.

As of the date of issuance of these financial statements, has not been quantified the impact that will result from the adoption of this new standard.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 15 — Revenue from Contracts with Customers.

In May 2014 was issued IFRS 15, which it has like purpose established the principles that will apply an entity to present useful information to users of financial statements about the nature, amount, opportunity and uncertainty of the income for ordinaries activities and cash flows that it is related to a contract with a client.

This new standard replace the following current standard and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programs, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

On April 12, 2016, IASB issued amendments to IFRS 15, clarifying requirements and providing a temporary relief to companies that are implementing the new standard.

In short the amendments clarify how:

•    Identify a performance obligation (the promise to transfer a good or service to a customer) in a contract;

•    Determining whether a company is the principal (the provider of a good or service) or an agent (the organization responsible for the good or service provided); and

•    Determine whether the product of a license must be recognized at a point in time or over time.

The date of application of this new standard starts in January 1, 2018, early adoption permitted.

Banco de Chile and its subsidiaries are in the process of a detailed review of contracts that generate fee revenues in order to determine the impact of the adoption of IFRS 15. Based on the review process carried out to date, it is estimated that this standard will not have significant impacts.

IFRS 16 - Leases.

On January 2016 was issued IFRS 16, which has as purpose to establish principles to recognize, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule is no different to the previous rule, IAS 17 — Leases, related to the accounting treatment for the lessor.  However, related to the lessee, the new rule requires recognize the assets and liabilities, so eliminate the differences between financial and operating lease.

The effective date of application is beginning January 1, 2019.  Early adoption permitted but only if IFRS 15 - Revenue from contracts with customers is also applied.

Banco de Chile and its subsidiaries are in the process of reviewing lease contracts in order to determine the impact of the adoption of this standard.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

On December 2015 the IASB agreed that the amendments should apply in the future, allowing its immediate application.

This amendment will not impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IFRS 2 — Share-based payments.

In June 2016, the IASB made amendments to IFRS 2 related to the classification and measurement of transactions of share-based payment.

The amendments address the following areas:

•             Compliance conditions when share-based payments are settled in cash.

•             Classification of share-based transactions, net of withholding of income tax.

•             Accounting for changes made to the terms of the contracts which modify the classification of cash-settled payments or settled in equity shares.

The date of application of these amendments is from January 1, 2018, early adoption permitted.

Banco de Chile and its subsidiaries will have no impacts on the consolidated financial statements as a result of the adoption of this standard.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 4 — Insurance contracts.

In September 2016, the IASB issued an amendment to IFRS 4 Insurance Contracts to address concerns arising from the application of new pronouncements included in IFRS 9.

The amendment introduces the following two approaches to those entities that issue insurance contracts:

•             An overlay approach, will give to all companies that issue insurance contracts the option to recognize in other comprehensive income rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new contract insurance rule is issued; and

•             A postponement approach, will give to companies whose activities are mostly connected with insurances an optional temporary exemption to the application of IFRS 9 until 2021. The Entities who defer the application of IFRS 9 will continue applying the existing financial instruments standard.

Banco de Chile and its subsidiaries will have no impact on the consolidated financial statements as a result of the adoption of this standard.

IAS 28 — Investments in associates and joint ventures.

In December 2016, the IASB issued the Annual Improvements to IFRS Cycle 2014-2016, which included the amendment to IAS 28. This amended to clarify that a venture capital organization or a mutual fund, investment trust and similar entities may choose to account for their investments in joint ventures and associates at fair value or using the equity method. The amendment also makes it clear that the method chosen for each investment should be made at the initial time.

The date of application of these amendments is from January 1, 2018.

This change has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 40 — Investment Property.

IAS 40 requires that an asset be transferred to (or from), investment property only when there is a change in its use.

The amendment, issued in December 2016, clarifies that a change in management’s intentions for the use of a property does not provide, in isolation, evidence of a change in its use. An entity must, therefore, have taken observable actions to support such a change.

The date of application of these amendments is from January 1, 2018.

This change has no significant impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IFRIC 22 — Foreign Currency Transactions and Advance Consideration.

In December 2016, the IASB issued Interpretation IFRIC 22 “Foreign Currency Transactions and Advance Consideration”.

This Interpretation applies to a foreign currency transaction when an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the related asset, expense or income.

The IFRIC specifies that at the date of the transaction for the purpose of determining the exchange rate to be used in the initial recognition of the related asset, expense or income, it is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability that Arising from the payment or collection of the anticipated consideration. That is, the related income, expenses or assets should not be re-evaluated with changes in the exchange rates between the date of the initial recognition of the early consideration and the date of recognition of the transaction to which said consideration relates.

The date of application of these amendments is from January 1, 2018.

This interpretation has no impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

IFRS 17 — Insurance Contracts.

In May 2017, the IASB issued this new standard for Insurance Contracts that will allow investors to better understand the risk exposure of insurers, their profitability and their financial position.

IFRS 17 solves the comparison problems created by IFRS 4 by requiring that all insurance contracts be accounted for consistently, benefiting both investors and insurance companies. Insurance obligations will be accounted by using current values, rather than historical cost. The information will be updated periodically, providing more useful information to the users of the financial statements

The date of application of these amendments is from January 1, 2021, early adoption permitted.

This standard will not impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IFRIC 23 - Uncertainty over Income Tax Treatments.

In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments, developed by the IFRS Interpretations Committee. This interpretation indicates what disclosures should be made when there is uncertainty about the treatment followed by the entity to determine the income tax payable.

When it is not clear how the tax law applies to a particular transaction or circumstance, or if a tax authority accepts the tax treatment of a company. IAS 12 Income Taxes specifies how to account for current and deferred tax, but not how to reflect the effects of uncertainty. IFRIC 23 provides requirements in addition to the requirements of IAS 12 specifying how to reflect the effects of uncertainty in the accounting of income taxes.

The date of application of this interpretation is from January 1, 2019.

The Bank is evaluating the impact of this new interpretation.

3.2                   Accounting standards issued by the Superintendency of Banks and Financial Institutions (“SBIF”):

On December 12, 2016, the Superintendency of Banks and Financial Institutions (“SBIF”) issued Circular No. 3,615, which establish that, as from 2017, the financial statements referred to as of June 30 of each year must be delivered to the SBIF with the respective review report of the interim financial information issued by its external auditors in accordance with the Generally Accepted Auditing Standards.

4.                           Changes in Accounting policies and Disclosures:

During the period ended September 30, 2017, there have been no accounting changes that may significantly affect these interim condensed consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events:

a)             On January 26, 2017 in the Ordinary Session No. BCH 2,853, the Board of Directors of the Bank of Chile resolved to call an Ordinary Shareholders’ Meeting to be held on March 23, 2017 with the purpose of proposing, among other matters, the distribution of the dividend No. 205 of $2.92173783704 pear each of the 97,624,347,430 shares, payable against net distributable income for the year ended December 31, 2016, corresponding to 60% of such income.

In addition, the Board of Directors resolved to convene an Extraordinary Shareholders’ Meeting to be held on the same date, in order to propose, among other matters, the capitalization of 40% of the Bank’s net distributable income obtained during the fiscal year ending on December 31st, 2016, through the issuance of fully paid-in shares, without nominal value, determined at a value of $73.28 per share, which will be distributed among the shareholders at the rate of 0.02658058439 shares per share and adopting the necessary agreements subject to the exercise of the options provided for in article 31 of Law No. 19,396.

b)             On February 9, 2017 according to articles 19 et seq. of Law 19,913, the Financial Analysis Unit (“Unidad de Analisis Financiero”) that belongs to the Chilean Ministry of Finance imposed to Banco de Chile an administrative warning and fine of UF 500 on Banco de Chile in relation to the erroneous sending to that Unit, of the information contained in article 5 of the aforementioned law, for the period between April 2011 and June 2012.

c)              On March 21, 2017, due to changes in the comprises of the Board of Directors of the subsidiary Banchile Securitizadora S.A. in the course of the last year and in accordance with the law and the bylaws, the Board of Directors was completely renewed.

In accordance with the is established in articles seventh and eighth of the by-laws, the following persons were unanimously elected as Directors: Pablo Granifo Lavín, Juan Alberdi Monforte, Eduardo Ebensperger Orrego, José Miguel Quintana Malfanti and Marcos Frontaura De La Maza, who remains in office for the statutory period of three-years term, that is, until the Ordinary Shareholders’ Meeting to be held in 2020.

d)             On March 23, 2017, the Ordinary Shareholders’ Meeting approved the dividend No.205 corresponding to CLP$2.92173783704 per share, payable against net distributable income for the year 2016. In addition, at the Extraordinary Shareholders Meeting held on the same date, agreed to capitalize 40% of the net distributable profit for 2016, through the issuance of fully paid-in shares with no par value, with a value of Ch$73.28 per share.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.      Relevant Events, continued:

e)              At the Ordinary Shareholders’ Meeting of this institution held on March 23, 2017, it was proceeded to the election of the Board of Directors, due to the end of the legal and statutory three years term with respect to the Board of Directors that has ceased in its functions.

After the corresponding voting at the aforesaid meeting, the following persons were appointed as Directors for a new three years term:

Directors:	Andrés Ergas Heymann
	Alfredo Ergas Segal	(Independent)
	Jaime Estévez Valencia	(Independent)
Jane Fraser
Pablo Granifo Lavín
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Gonzalo Menéndez Duque
Francisco Pérez Mackenna
Juan Enrique Pino Visinteiner

First Alternate Director:	Rodrigo Manubens Moltedo
Second Alternate Director:	Thomas Fürst Freiwirth	(Independent)

Moreover, in Ordinary Session No.BCH 2,856 held on March 23, 2017, the Board of Directors of the Bank of Chile agreed the following nominations and appointments:

President:	Pablo Granifo Lavín
Vice President:	Andrónico Luksic Craig
Vice President:	Jane Fraser
Board advisor:	Hernán Büchi Buc

f)               On March 28, 2017, the Central Bank of Chile has communicated to Banco de Chile that the Board (Consejo) of such institution, in Special Session No 2051E, held on March 27, 2017, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 23, 2017, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 40% of the net income obtained during the year ending on December 31, 2016, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No. 19.396, regarding the modification of the way of payment of the subordinated obligation and other applicable legislation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

5.      Relevant Events, continued:

g)              On July 13, 2017, and regarding the capitalization of 40% of the net distributable profit for the 2016 fiscal year, through the issuance of fully paid-in shares agreed at the Extraordinary Shareholders’ Meeting held on March 23, 2017, Banco de Chile reported as essential fact the following;

(a)             At the referred Extraordinary Shareholders’ Meeting, it was agreed to increase the capital of the Bank in the amount of CLP$133,353,827,359 through the issuance of 1,819,784,762 fully paid-in shares, with no par value, payable against the net distributable profit of the fiscal year 2016 that was not distributed as a dividend, as agreed in the Ordinary Shareholders Meeting held on the same day.

The Superintendency of Banks and Financial Institutions approved the bylaws reform, through Resolution No. 260 of May 25 of this year, which was registered in the Commercial Registry of Santiago to fs.43,218 No. 23,646 of the year 2017 and published in the Diario Oficial of Chile (equivalent to the “Federal Register”) of June 1, 2017.

The issue of the fully paid-in shares was recorded in the Securities Registry of the aforementioned Superintendence with No. 1/2017, dated July 11, 2017.

(b)             The Board of Directors of Banco de Chile, in Session No. BCH 2,862, dated July 13, 2017, agreed to set as the date for issuing and distributing the fully paid-in shares on July 27, 2017.

(c)              The shareholders who are registered in the Register of Shareholders of the Company at July 21, 2017 shall be entitled to receive the new shares, at the rate of 0.02658058439 fully paid-in shares for each share.

(d)             The respective securities will be duly assigned to each shareholder, and will only be printed for those who subsequently request it in writing in the Stock Department of the Bank of Chile.

(e)              As a result of the issue of fully paid-in shares, the Bank’s capital is divided into 99,444,132,192 nominative shares, with no par value, fully subscribed and paid.

h)             On August 24, 2017, Banco de Chile informed that in conjunction with Citigroup Inc. they have agreed to extend the validity of the Cooperation Agreement signed on October 22, 2015. In accordance with said extension, the validity of the Cooperation Agreement extends from 1 January 2018 until 1 January 2020, the parties being entitled to agree before 31 August 2019 an extension for two years from 1 January 2020. If this does not occur, the contract will be extended once for a period of one year from 1 January 2020 until 1 January 2021. The same renewal procedure may be used as often as the parties may agree.

The aforementioned extension also extends to the Global Connectivity Contracts, License and Master Services Agreement that Banco de Chile has signed with Citigroup Inc.

The Board of Directors of Banco de Chile, in session No. BCH 2,865 of August 24, 2017, approved the extension referred to above, in the terms set forth in articles 146 et seq. of the Chilean Corporations Act.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:                                 This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, though its management is related to the segments mentioned previously, the income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Administradora General de Fondos S.A.
• Banchile Asesoría Financiera S.A.
• Banchile Corredores de Seguros Ltda.
• Banchile Corredores de Bolsa S.A.
• Banchile Securitizadora S.A.
• Socofin S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions, net of provisions and expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

•                                The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation.

•                                The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

•                                Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended September 30, 2017 and 2016, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The following table presents the income by segment for the periods ended September 2017 and 2016 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries (*)		Subtotal		Consolidation adjustment		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	679,960	651,288	237,869	260,650	(5,213)	5,796	(3,576)	(3,255)	909,040	914,479	1,524	779	910,564	915,258
Net commissions income (loss)	139,742	126,258	32,719	30,741	(3,033)	(1,721)	100,359	90,519	269,787	245,797	(8,587)	(5,650)	261,200	240,147
Other operating income	26,058	82,526	29,236	21,864	30,661	39,322	20,910	18,141	106,865	161,853	(3,655)	(2,674)	103,210	159,179
Total operating revenue	845,760	860,072	299,824	313,255	22,415	43,397	117,693	105,405	1,285,692	1,322,129	(10,718)	(7,545)	1,274,974	1,314,584
Provision for loan losses (**)	(196,982)	(213,428)	21,398	(8,936)	—	—	(79)	(90)	(175,663)	(222,454)	—	—	(175,663)	(222,454)
Depreciation and amortization	(20,564)	(18,798)	(3,331)	(3,721)	(108)	(131)	(2,177)	(2,265)	(26,180)	(24,915)	—	—	(26,180)	(24,915)
Other operating expenses	(380,925)	(385,467)	(110,951)	(110,623)	(3,931)	(4,447)	(75,489)	(79,513)	(571,296)	(580,050)	10,718	7,545	(560,578)	(572,505)
Income attributable to associates	2,846	2,302	897	627	106	58	491	386	4,340	3,373	—	—	4,340	3,373
Income before income taxes	250,135	244,681	207,837	190,602	18,482	38,877	40,439	23,923	516,893	498,083	—	—	516,893	498,083
Income taxes													(83,232)	(69,868)
Income after income taxes													433,661	428,215

(*)              On December 30, 2016, it was informed the dissolution and merger of the subsidiary Promarket S.A. Therefore and for purposes of an adequate comparison of this disclosure, the figures for the retail segment for the year 2016 have been restated.

(**)       As of September 30, 2016, the Retail and Wholesale segments include additional provisions allocated based on their risk-weighted assets.

The following table presents assets and liabilities of the periods ended September 30, 2017 and December 31, 2016 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	15,636,264	15,427,024	10,684,975	11,358,447	4,863,226	4,061,181	588,189	535,727	31,772,654	31,382,379	(148,932)	(137,201)	31,623,722	31,245,178
Current and deferred taxes													319,421	312,822
Total assets													31,943,143	31,558,000

Liabilities	10,126,709	10,249,668	10,028,271	10,268,861	8,434,769	7,874,356	433,953	390,453	29,023,702	28,783,338	(148,932)	(137,201)	28,874,770	28,646,137
Current and deferred taxes													30,977	24,452
Total liabilities													28,905,747	28,670,589

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                           Cash and Cash Equivalents:

(a)                       The detail of the balances included under cash and cash equivalents and their reconciliation with the statement of cash flows at the end of each period is as follows:

	September	December
	2017	2016
	MCh$	MCh$
Cash and due from banks:
Cash (*)	624,385	665,464
Deposit in Chilean Central Bank (*)	356,398	118,501
Deposits in other domestic banks	6,701	8,433
Deposits abroad	212,797	615,769
Subtotal - Cash and due from banks	1,200,281	1,408,167

Net transactions in the course of collection	185,298	181,270
Highly liquid financial instruments	252,664	467,593
Repurchase agreements	41,573	39,950
Total cash and cash equivalents	1,679,816	2,096,980

(*)    Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(b)                     Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	September	December
	2017	2016
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	171,737	191,105
Funds receivable	348,096	185,147
Subtotal transactions in the course of collection	519,833	376,252

Liabilities
Funds payable	(334,535)	(194,982)
Subtotal transactions in the course of payment	(334,535)	(194,982)
Net transactions in the course of settlement	185,298	181,270

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                           Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	September	December
	2017	2016
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank of Chile bonds	266,987	30,546
Central Bank of Chile promissory notes	282,500	393,019
Other instruments issued by the Chilean Government and Central Bank	329,197	58,781

Other instruments issued in Chile
Bonds from other domestic companies	—	—
Bonds from domestic banks	137	21
Deposits in domestic banks	286,690	896,534
Other instruments issued in Chile	809	672

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	265	385

Mutual fund investments:
Funds managed by related companies	17,946	25,823
Funds managed by third-party	—	—
Total	1,184,531	1,405,781

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under agreements to repurchase to customers and financial instruments, by an amount of Ch$6,568 million as of September 30, 2017 (Ch$21,789 million as of December 31, 2016). Repurchase agreements have an average expiration of 3 days as of period-end (4 days in December 2016). Furthermore, are maintained instruments that guarantee margins for offset transactions of derivatives through Comder Contraparte Central S.A. for an amount of Ch$20,166 million as of September 30, 2017 (Ch$9,945 million as of December 31, 2016).

Under “Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$120,056 million as of September 30, 2017 (Ch$159,803 million as of December 31, 2016). The repurchase agreements have an average maturity of 8 days at the end of the period 2017 (10 days in December 2016).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$16,110 million as of September 30, 2017 (Ch$19,649 million as of December 31, 2016), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Cash collateral on securities borrowed and reverse repurchase agreements:

(a)                       Rights for repurchase contracts: The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of September 30, 2017 and December 31, 2016, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	44,892	30,963	15,806	21,967	5,063	2,773	—	—	—	—	—	—	65,761	55,703

Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	44,892	30,963	15,806	21,967	5,063	2,773	—	—	—	—	—	—	65,761	55,703

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of September 30, 2017, the fair value of the instruments received amounts to Ch$68,363 million (Ch$54,499 million as of December, 2016).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities lent and repurchase agreements, continued:

(b)                       Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate. As of September 30, 2017 and December 31, 2016, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	20,743	10,568	—	—	—	—	—	—	—	—	—	—	20,743	10,568
Central Bank promissory notes	6,520	16,165			—	—	—	—	—	—	—	—	6,520	16,165
Other instruments issued by the Chilean Government and Central Bank	72	—	—	—	—	—	—	—	—	—	—	—	72	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	137	—	—	—	—	—	—	—	—	—	—	—	137	—
Deposits in domestic banks	148,446	174,078	—	16,006	—	—	—	—	—	—	—	—	148,446	190,084
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	16,377	—	—	—	—	—	—	—	—	—	—	—	16,377	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	192,295	200,811	—	16,006	—	—	—	—	—	—	—	—	192,295	216,817

Securities sold:

The fair value of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of September 30, 2017 is Ch$192,282 million (Ch$223,721 million in December 2016). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges:

(a)                       As of September 30, 2017 and December 31, 2016, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	—	—	15,379	—	—	16,721	—	—	3,991	4,304
Interest rate swap	—	—	—	—	—	10,726	47,869	50,213	13,077	19,777	33,588	41,365	150	218	3,181	5,989
Total derivatives held for hedging purposes	—	—	—	—	—	10,726	47,869	50,213	28,456	19,777	33,588	58,086	150	218	7,172	10,293

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	66,503	—	—	—	145,423	203,882	438,958	546,729	30,712	30,883	427,836	416,507	41,583	63,482	61,291	45,722
Total derivatives held as cash flow hedges	66,503	—	—	—	145,423	203,882	438,958	546,729	30,712	30,883	427,836	416,507	41,583	63,482	61,291	45,722

Trading derivatives
Currency forward	6,105,200	5,464,265	6,996,203	6,186,901	13,862,789	10,373,905	1,508,089	740,167	154,519	53,336	6,391	6,704	369,427	163,701	410,210	138,574
Interest rate forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	1,736,417	1,146,528	2,705,325	4,015,500	15,448,238	7,430,120	13,724,320	10,543,378	5,236,477	4,924,193	7,236,286	6,837,254	255,770	253,307	252,899	249,930
Cross currency swap	140,307	185,592	376,282	563,299	1,777,227	1,512,446	3,238,347	1,999,817	2,153,078	1,641,551	3,376,796	3,239,685	417,544	455,784	471,441	554,722
Call currency options	43,083	31,432	159,794	51,502	70,840	80,547	2,700	10,579	—	—	—	—	602	1,558	1,549	1,979
Put currency options	33,531	19,175	132,147	29,093	50,250	63,862	2,860	10,579	—	—	—	—	2,481	1,584	3,661	867
Total trading derivatives	8,058,538	6,846,992	10,369,751	10,846,295	31,209,344	19,460,880	18,476,316	13,304,520	7,544,074	6,619,080	10,619,473	10,083,643	1,045,824	875,934	1,139,760	946,072

Total	8,125,041	6,846,992	10,369,751	10,846,295	31,354,767	19,675,488	18,963,143	13,901,462	7,603,242	6,669,740	11,080,897	10,558,236	1,087,557	939,634	1,208,223	1,002,087

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(b)                     Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of September 30, 2017 and December 31, 2016:

	September	December
	2017	2016
	MCh$	MCh$
Hedge element
Commercial loans	15,379	16,721
Corporate bonds	94,534	122,081

Hedge instrument
Cross currency swap	15,379	16,721
Interest rate swap	94,534	122,081

(c)                      Cash flow Hedges:

(c.1)              The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Peruvian Sol, Swiss Franc, Japanese Yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

(c.2)              Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	(589)	—	(682)	(552)	(2,542)	(1,105)	(2,542)	(1,105)	(84,610)	(35,467)	(90,965)	(38,229)
Corporate Bond HKD	(3,945)	—	—	—	(7,535)	(12,144)	(71,293)	(76,922)	(15,762)	(21,084)	(318,480)	(338,517)	(417,015)	(448,667)
Corporate Bond PEN	(14,983)	—	—	—	—	(15,614)	—	—	—	—	—	—	(14,983)	(15,614)
Corporate Bond CHF	—	—	(1,979)	(1,031)	(167,800)	(87,308)	(202,855)	(370,926)	(495)	(495)	(99,675)	(99,748)	(472,804)	(559,508)
Obligation USD	(45,035)	(531)	—	—	(654)	(115,113)	(96,087)	(101,478)	—	—	—	—	(141,776)	(217,122)
Corporate Bond JPY	—	—	(156)	(306)	(706)	(623)	(73,771)	(46,415)	(28,996)	(29,418)	—	(28,866)	(103,629)	(105,628)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	589	—	682	552	2,542	1,105	2,542	1,105	84,610	35,467	90,965	38,229
Cross Currency Swap HKD	3,945	—	—	—	7,535	12,144	71,293	76,922	15,762	21,084	318,480	338,517	417,015	448,667
Cross Currency Swap PEN	14,983	—	—	—	—	15,614	—	—	—	—	—	—	14,983	15,614
Cross Currency Swap CHF	—	—	1,979	1,031	167,800	87,308	202,855	370,926	495	495	99,675	99,748	472,804	559,508
Cross Currency Swap USD	45,035	531	—	—	654	115,113	96,087	101,478	—	—	—	—	141,776	217,122
Cross Currency Swap JPY	—	—	156	306	706	623	73,771	46,415	28,996	29,418	—	28,866	103,629	105,628

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	71,761	1,155	6,901	2,304	163,152	232,833	476,360	592,204	56,945	54,094	480,352	470,207	1,255,471	1,352,797

Hedge instrument
Outflows:
Cross Currency Swap HKD	(3,259)	—	(633)	—	(5,484)	(9,253)	(66,453)	(66,278)	(16,288)	(16,091)	(286,810)	(288,322)	(378,927)	(379,944)
Cross Currency Swap PEN	(16,525)	—	—	—	—	(16,588)	—	—	—	—	—	—	(16,525)	(16,588)
Cross Currency Swap JPY	—	—	(416)	(1,043)	(2,527)	(1,867)	(82,211)	(52,107)	(32,364)	(32,878)	—	(30,761)	(117,518)	(118,656)
Cross Currency Swap USD	(51,629)	—	—	—	(1,002)	(114,210)	(108,964)	(108,690)	—	—	—	—	(161,595)	(222,900)
Cross Currency Swap CHF	—	(1,155)	(5,326)	(1,261)	(153,268)	(89,876)	(215,230)	(363,045)	(4,794)	(3,560)	(108,486)	(109,592)	(487,104)	(568,489)
Cross Currency Swap EUR	(348)	—	(526)	—	(871)	(1,039)	(3,502)	(2,084)	(3,499)	(1,565)	(85,056)	(41,532)	(93,802)	(46,220)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

Regarding to assets denominated in Unidad de Fomento (“UF”) hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the hedging relationship.

(c.3)             The unrealized results generated during the period 2017 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with credit to equity amounting to Ch$9,354 million (charge to equity of Ch$22,535 million in September 2016). The net effect of taxes credit to equity amounts to Ch$6,969 million in 2017 (net charged to equity of Ch$17,127 million during the period September 2016).

The accumulated balance for this concept as of September 30, 2017 corresponds to a charge in equity amounts to Ch$18,176 million (charge to equity of Ch$27,530 million as of December 31, 2016).

(c.4)             The effect of the cash flow hedge derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$41,311 million during the period 2017 (charge to results for Ch$105,648 million during the period September 2016).

(c.5)               As of September 30, 2017 and 2016, does not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)               As of September 30, 2017 and 2016, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

11.                    Loans and advances to Banks:

(a)                       At the end of each reporting period, the balances presented in the item “Loans and advances to Banks” are as follows:

	September	December
	2017	2016
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	—	200,019
Interbank loans	—	8,384
Provisions for loans to domestic banks	—	(100)
Subtotal	—	208,303
Foreign Banks
Interbank loans	215,923	129,904
Credits with third countries	63,076	77,049
Chilean exports trade loans	13,884	57,749
Provisions for loans to foreign banks	(586)	(429)
Subtotal	292,297	264,273
Central Bank of Chile
Non-available Central Bank deposits	300,000	700,000
Other Central Bank credits	470	341
Subtotal	300,470	700,341
Total	592,767	1,172,917

(b)                       The changes in provisions of the credits owed by the banks, during the periods 2016 and 2017, are summarized as follows:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$

Balance as of January 1, 2016	72	630	702
Provisions established	—	—	—
Provisions released	(11)	(114)	(125)
Balance as of September 30, 2016	61	516	577
Provisions established	39	—	39
Provisions released	—	(87)	(87)
Balance as of December 31, 2016	100	429	529
Provisions established	—	157	157
Provisions released	(100)	—	(100)
Balance as of September 30, 2017	—	586	586

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, net:

(a.i)               Loans to Customers:

As of September 30, 2017 and December 31, 2016, the composition of the portfolio of loans is the following:

	As of September 30, 2017
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,421,373	61,398	300,180	10,782,951	(108,372)	(78,393)	(186,765)	10,596,186
Foreign trade loans	1,056,868	10,551	47,598	1,115,017	(52,333)	(2,848)	(55,181)	1,059,836
Current account debtors	248,786	2,698	2,354	253,838	(3,474)	(6,089)	(9,563)	244,275
Factoring transactions	497,259	3,151	686	501,096	(9,468)	(1,698)	(11,166)	489,930
Student loans	44,399	—	1,577	45,976	—	(1,240)	(1,240)	44,736
Commercial lease transactions (1)	1,339,445	16,981	29,022	1,385,448	(6,265)	(8,315)	(14,580)	1,370,868
Other loans and accounts receivable	57,798	280	6,602	64,680	(817)	(5,475)	(6,292)	58,388
Subtotal	13,665,928	95,059	388,019	14,149,006	(180,729)	(104,058)	(284,787)	13,864,219
Mortgage loans
Mortgage bonds	29,805	—	2,265	32,070	—	(25)	(25)	32,045
Transferable mortgage loans	56,105	—	1,827	57,932	—	(77)	(77)	57,855
Other residential real estate mortgage loans	7,121,943	—	148,348	7,270,291	—	(33,769)	(33,769)	7,236,522
Credits from ANAP	9	—	—	9	—	—	—	9
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,159	—	250	8,409	—	(333)	(333)	8,076
Subtotal	7,216,021	—	152,690	7,368,711	—	(34,204)	(34,204)	7,334,507
Consumer loans
Consumer loans in installments	2,280,326	—	221,106	2,501,432	—	(174,532)	(174,532)	2,326,900
Current account debtors	317,507	—	2,543	320,050	—	(11,448)	(11,448)	308,602
Credit card debtors	1,086,196	—	23,558	1,109,754	—	(60,780)	(60,780)	1,048,974
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	18	—	797	815	—	(460)	(460)	355
Subtotal	3,684,047	—	248,004	3,932,051	—	(247,220)	(247,220)	3,684,831
Total	24,565,996	95,059	788,713	25,449,768	(180,729)	(385,482)	(566,211)	24,883,557

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of September 30, 2017 Ch$664,866 million correspond to finance leases for real estate and Ch$720,582  million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers net, continued:

(a.i)               Loans to Customers, continued:

	As of December 31, 2016
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,603,307	132,308	296,859	11,032,474	(126,704)	(79,780)	(206,484)	10,825,990
Foreign trade loans	1,167,598	47,317	53,702	1,268,617	(74,818)	(3,410)	(78,228)	1,190,389
Current account debtors	209,031	2,499	2,291	213,821	(2,944)	(4,467)	(7,411)	206,410
Factoring transactions	507,807	1,724	809	510,340	(8,671)	(1,953)	(10,624)	499,716
Student loans	41,738	—	949	42,687	—	(1,278)	(1,278)	41,409
Commercial lease transactions (1)	1,312,740	12,549	25,823	1,351,112	(7,062)	(10,574)	(17,636)	1,333,476
Other loans and accounts receivable	66,050	418	5,269	71,737	(886)	(3,712)	(4,598)	67,139
Subtotal	13,908,271	196,815	385,702	14,490,788	(221,085)	(105,174)	(326,259)	14,164,529
Mortgage loans
Letters of credit	37,355	—	2,874	40,229	—	(45)	(45)	40,184
Endorsable mortgage loans	66,385	—	2,085	68,470	—	(95)	(95)	68,375
Other residential lending	6,673,029	—	130,499	6,803,528	—	(33,551)	(33,551)	6,769,977
Credit from ANAP	13	—	—	13	—	—	—	13
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	7,832	—	114	7,946	—	(175)	(175)	7,771
Subtotal	6,784,614	—	135,572	6,920.186	—	(33,866)	(33,866)	6,886,320
Consumer loans
Consumer loans in installments	2,266,117	—	222,826	2,488,943	—	(201,097)	(201,097)	2,287,846
Current account debtors	326,012	—	3,163	329,175	—	(6,139)	(6,139)	323,036
Credit card debtors	1,131,412	—	24,263	1,155,675	—	(42,232)	(42,232)	1,113,443
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9	—	758	767	—	(398)	(398)	369
Subtotal	3,723,550	—	251,010	3,974,560	—	(249,866)	(249,866)	3,724,694
Total	24,416,435	196,815	772,284	25,385,534	(221,085)	(388,906)	(609,991)	24,775,543

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2016 Ch$631,500 million correspond to finance leases for real estate and Ch$719,612 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, net, continued:

(a.ii)            Impaired Portfolio:

As of September 30, 2017 and December 31, 2016, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	13,757,630	14,022,176	391,376	468,612	14,149,006	14,490,788	(180,729)	(221,085)	(104,058)	(105,174)	(284,787)	(326,259)	13,864,219	14,164,529
Mortgage loans	7,216,021	6,784,614	152,690	135,572	7,368,711	6,920,186	—	—	(34,204)	(33,866)	(34,204)	(33,866)	7,334,507	6,886,320
Consumer loans	3,684,047	3,723,550	248,004	251,010	3,932,051	3,974,560	—	—	(247,220)	(249,866)	(247,220)	(249,866)	3,684,831	3,724,694
Total	24,657,698	24,530,340	792,070	855,194	25,449,768	25,385,534	(180,729)	(221,085)	(385,482)	(388,906)	(566,211)	(609,991)	24,883,557	24,775,543

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(b)       Credit risk provisions:

The changes in credits risk provisions, during the periods 2017 and 2016, are summarized as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2016	263,719	338,047	601,766
Charge-offs:
Commercial loans	(9,958)	(33,218)	(43,176)
Mortgage loans	—	(3,030)	(3,030)
Consumer loans	—	(152,960)	(152,960)
Total charge-offs	(9,958)	(189,208)	(199,166)
Sales or transfers of credits	(24,925)	—	(24,925)
Allowances established	—	217,522	217,522
Allowances released	(5,825)	—	(5,825)
Balance as of September 30, 2016	223,011	366,361	589,372
Charge-offs:
Commercial loans	(4,955)	(11,712)	(16,667)
Mortgage loans	—	(1,160)	(1,160)
Consumer loans	—	(60,064)	(60,064)
Total charge-offs	(4,955)	(72,936)	(77,891)
Allowances established	3,029	95,481	98,510
Allowances released	—	—	—
Balance as of December 31, 2016	221,085	388,906	609,991
Charge-offs:
Commercial loans	(10,344)	(33,427)	(43,771)
Mortgage loans	—	(3,805)	(3,805)
Consumer loans	—	(192,036)	(192,036)
Total charge-offs	(10,344)	(229,268)	(239,612)
Sales or transfers of credits	(13,058)	—	(13,058)
Allowances established	—	225,844	225,844
Allowances released	(16,954)	—	(16,954)
Balance as of September 30, 2017	180,729	385,482	566,211

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (Note No. 24).

Other disclosures:

1.                  As of September 30, 2017 and December 31, 2016, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (d).

2.                  As of September 30, 2017 and December 31, 2016 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and all risks and benefits related to these financial assets have been transferred all or substantially to it. (See Note No. 12 (e)).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(c)       Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	469,556	463,296	(54,017)	(54,347)	415,539	408,949
From 1 to 2 years	334,070	325,230	(39,506)	(40,166)	294,564	285,064
From 2 to 3 years	230,393	223,796	(25,923)	(26,156)	204,470	197,640
From 3 to 4 years	146,472	147,047	(17,557)	(18,162)	128,915	128,885
From 4 to 5 years	97,751	99,992	(12,611)	(12,698)	85,140	87,294
After 5 years	278,041	265,660	(27,774)	(28,399)	250,267	237,261
Total	1,556,283	1,525,021	(177,388)	(179,928)	1,378,895	1,345,093

(*)    The net balance receivable does not include past-due portfolio totaling Ch$6,553 million as of September 30, 2017 (Ch$6,019 million as of December 31, 2016).

The Bank has financial leasing operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases have an average useful life between 2 and 15 years.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(d)                       Purchase of loan portfolio:

During the period ended September 30, 2017 portfolio purchases were made, whose nominal value amounted to Ch$1,495 million.

During the year 2016 the Bank acquired loan portfolio, whose nominal value amounted to Ch$54,969 million.

(e)                        Sale or transfer of loans from the loan portfolio:

During the periods 2017 and 2016 sale operations or assignments of receivables have been carried out from the loan portfolio according to the following:

As of September 30, 2017

	Carrying			Effect on income
	amount	Allowances	Sale price	(loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	32,964	(13,058)	23,454	3,548
Sale of written — off loans	—	—	23	23
Total	32,964	(13,058)	23,477	3,571

As of September 30, 2016

	Carrying			Effect on income
	amount	Allowances	Sale price	(loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	130,045	(24,925)	110,050	4,930
Sale of written — off loans	—	—	—	—
Total	130,045	(24,925)	110,050	4,930

(g)                        Securitization of own assets:

During the period 2017 and year 2016, there is no transactions of securitization of own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.       Investment Securities:

As of September 30, 2017 and December 31, 2016, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	September 2017			December 2016
	Available- for-sale	Held-to- maturity	Total	Available- for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	187,134	—	187,134	20,944	—	20,944
Promissory notes issued by the Central Bank of Chile	—	—	—	—	—	—
Other instruments of the Chilean Government and the Central Bank of Chile	151,531	—	151,531	38,256	—	38,256

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	101,397	—	101,397	108,933	—	108,933
Bonds from domestic banks	7,783	—	7,783	7,973	—	7,973
Deposits from domestic banks	736,621	—	736,621	24,032	—	24,032
Bonds from other Chilean companies	15,146	—	15,146	29,525	—	29,525
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	109,449	—	109,449	138,322	—	138,322

Instruments issued abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—
Total	1,309,061	—	1,309,061	367,985	—	367,985

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

13.       Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions; totaling Ch$20,706 million as of September 30, 2017 (Ch$4,975 million as of December 31, 2016). The repurchase agreements have an average maturity of 3 days as of September 30, 2017 (7 days in December 2016). Additionally, under the same item, instruments that guarantee margins for offsetting derivative transactions through Comder Contraparte Central S.A. for an amount of Ch$28,201 million as of September 30, 2017 (Ch$2,099 million as of December 2016) are maintained.

Instruments of Foreign Institutions include mainly bank bonds.

As of September 30, 2017, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$3,803 million (accumulated unrealized gain of Ch$847 million in December 2016), recorded as an equity valuation adjustment.

During 2017 and 2016, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of September 30, 2017 and 2016 are shown in Note 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	September	September
	2017	2016
	MCh$	MCh$

Unrealized (losses) gains	6,378	12,656
Realized losses (gains) reclassified to income	(3,422)	(63,486)
Subtotal	2,956	(50,830)
Income tax on other comprehensive income	(752)	12,201
Net effect in equity	2,204	(38,629)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies:

(a)                       Investments in other companies include investments of Ch$36,437 million as of September 30, 2017 (Ch$32,588 million as of December 31, 2016), as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		September	December	September	December	September	December	September	September
		2017	2016	2017	2016	2017	2016	2017	2016
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	55,462	49,518	14,507	12,954	1,555	955
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	13,799	10,809	3,561	2,789	624	416
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	14,926	13,907	2,985	2,782	204	188
Redbanc S.A.	Banco de Chile	38.13	38.13	7,382	6,422	2,815	2,449	324	343
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	4,600	3,985	1,533	1,328	180	133
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	11,689	10,991	1,442	1,347	87	96
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	3,728	3,101	999	831	170	156
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	5,939	5,472	891	821	48	80
Subtotal Associates				117,525	104,205	28,733	25,301	3,192	2,367

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	9,328	8,596	4,664	4,298	366	318
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,535	1,431	768	715	295	249
Subtotal Joint Ventures				10,863	10,027	5,432	5,013	661	567

Subtotal				128,388	114,232	34,165	30,314	3,853	2,934

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A. (*)						1,646	1,646	443	393
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	44	46
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						52	54	—	—
CCLV Contraparte Central S.A.						8	8	—	—
Subtotal						2,272	2,274	487	439
Total						36,437	32,588	4,340	3,373

(1)   Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

(*)   The exchange of shares informed as essential event dated May 30, 2017, each shareholder of the Stock Exchange received 1,000,000 shares for each share held as of April 20, 2017. At that date, the   subsidiary Banchile Corredores de Bolsa S.A. held the ownership of 3 shares, obtaining 3,000,000 shares due to the exchange.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)         The change of investments in companies registered under the equity method in the periods of September 2017 and 2016, are as follows:

	September	September
	2017	2016
	MCh$	MCh$

Initial book value	32,588	28,126
Acquisition of investments in companies	—	1,129
Participation on income in companies with significant influence and joint control	3,853	2,934
Dividends receivable	(136)	(272)
Dividends Minimum	560	542
Dividends received	(434)	(640)
Others	6	(4)
Total	36,437	31,815

(c)                        During the period ended as of September 30, 2017 and December 31, 2016 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                    Intangible Assets:

(a)                     As of September 30, 2017 and December 31, 2016 intangible assets are detailed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	September	December	September	December	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	years	years	years	years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	119,495	109,491	(85,570)	(80,150)	33,925	29,341
Total					119,495	109,491	(85,570)	(80,150)	33,925	29,341

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                    Intangible Assets, continued:

(b)                       The change of intangible assets as of September 30, 2017 and December 31, 2016 are as follows:

September 2017
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2017	109,491
Acquisition	11,298
Disposals/ write-downs	(1,294)
Impairment loss (*)	—
Total	119,495

Accumulated Amortization
Balance as of January 1, 2017	(80,150)
Amortization for the period (*)	(6,714)
Disposals/ write-downs	1,294
Total	(85,570)
Balance as of September 30, 2017	33,925

December 2016
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2016	100,000
Acquisition	11,248
Disposals/ write-downs	(1,757)
Impairment loss	—
Total	109,491

Accumulated Amortization
Balance as of January 1, 2016	(73,281)
Amortization for the year	(8,595)
Disposals/ write-downs	1,726
Total	(80,150)
Balance as of December 31, 2016	29,341

(*)                       See Note No. 35 Depreciation, amortization and impairment.

(c)                        As of September 30, 2017 and December 31, 2016, the Bank maintains the following commitments for technological developments:

	Amount of Commitment
	September	December
	2017	2016
Detail	MCh$	MCh$

Software and licenses	1,299	3,024

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment:

(a)                       The composition of properties and equipment as of September 30, 2017 and December 31, 2016 are as follow:

	Gross balance		Accumulated depreciation		Net Balance
	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:

Land and Buildings	308,664	302,187	(140,416)	(134,900)	168,248	167,287
Equipment	186,457	180,322	(149,220)	(139,277)	37,237	41,045
Others	51,102	50,404	(40,689)	(39,654)	10,413	10,750
Total	546,223	532,913	(330,325)	(313,831)	215,898	219,082

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(b)                       The changes in properties and equipment as of September 30, 2017 and December 31, 2016 are as follow:

	September 2017
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2017	302,187	180,322	50,404	532,913
Additions	7,842	6,309	2,091	16,242
Disposals/write-downs/Sales	(1,365)	(174)	(1,392)	(2,931)
Impairment losses (*)	—	—	(1)	(1)
Total	308,664	186,457	51,102	546,223

Accumulated Depreciation
Balance as of January 1, 2017	(134,900)	(139,277)	(39,654)	(313,831)
Depreciation charges of the period (*) (**)	(6,688)	(10,261)	(2,241)	(19,190)
Sales and disposals of the period	1,172	174	1,350	2,696
Transfers	—	144	(144)	—
Total	(140,416)	(149,220)	(40,689)	(330,325)

Balance as of September 30, 2017	168,248	37,237	10,413	215,898

	December 2016
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	292,166	167,874	47,960	508,000
Additions	10,174	14,105	3,540	27,819
Disposals/write-downs/Sales	(138)	(1,653)	(1,070)	(2,861)
Impairment losses (***)	(15)	(4)	(26)	(45)
Total	302,187	180,322	50,404	532,913

Accumulated Depreciation
Balance as of January 1, 2016	(126,568)	(127,644)	(38,117)	(292,329)
Depreciation charges of the year (**)	(8,470)	(13,268)	(2,588)	(24,326)
Sales and disposals of the year	138	1,653	1,033	2,824
Transfers	—	(18)	18	—
Total	(134,900)	(139,277)	(39,654)	(313,831)

Balance as of December 31, 2016	167,287	41,045	10,750	219,082

(*)                                 See Note No.35 Depreciation, Amortization and Impairment.

(**)                          This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$276 million (Ch$368 million as of December 31, 2016).

(***)                   This amount does not include charge-offs provision of Property and Equipment of Ch$229 million as of December 31, 2016.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(c)                        As of September 30, 2017 and 2016, the Bank has operating lease contracts that cannot be terminated unilaterally. The information on future payments are broken down as follows:

		Lease Contracts
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

September 2017	24,910	2,788	5,281	23,704	47,161	35,499	37,931	152,364

September 2016	24,937	2,781	5,569	19,888	44,671	26,996	41,183	141,088

In compliance with IAS 17, these lease contracts are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position, since they are operating leases.

The Bank has commercial leases of investment properties. These leases have an average life of 5 years.

(d)                       As of September 30, 2017 and December 31, 2016, the Bank does not have financial lease contracts, therefore, there are no property and equipment balances that are in financial lease at the end of both periods.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

The Bank and its subsidiaries at the end of each period and year, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the statement of financial position net of taxes to be recovered or payable, as applicable, as of September 30, 2017 and December 31, 2016, according to the following detail:

	September	December
	2017	2016
	MCh$	MCh$

Income tax	74,475	119,123
Tax on non-deductible expenses	2,157	3,521
Less:
Monthly prepaid taxes	(94,962)	(126,266)
Credit for training expenses	(113)	(2,031)
Others	(1,279)	(1,004)
Total	(19,722)	(6,657)

Tax rate	25.5%	24.0%

	September	December
	2017	2016
	MCh$	MCh$

Current tax assets	22,184	6,792
Current tax liabilities	(2,462)	(135)
Total tax receivable	19,722	6,657

(b)                     Income Tax:

The effect of the tax expense during the periods between January 1 and September 30, 2017 and 2016, broken down as follows:

	September	September
	2017	2016
	MCh$	MCh$
Income tax expense:
Current year tax	72,090	90,894
Tax Previous year	(1,401)	1,051
Subtotal	70,689	91,945
Charge (credit) for deferred taxes:
Origin and reversal of temporary differences	16,235	(17,142)
Effect of exchange rates on deferred tax	(3,996)	(7,282)
Subtotal	12,239	(24,424)
Non-deductible expenses (Art. 21 Income Tax Law)	2,157	2,621
Others	(1,853)	(274)
Net charge to income for income taxes	83,232	69,868

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes, continued:

(c)                        Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2017 and 2016:

	September		September
	2017		2016
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	25.50	131,808	24.00	119,540
Additions or deductions	(0.33)	(1,707)	(0.28)	(1,410)
Subordinated debt (*)	(5.69)	(29,417)	(5.21)	(25,943)
Price-level restatement	(2.65)	(13,675)	(4.24)	(21,109)
Tax Previous year	(0.27)	(1,401)	0.21	1,051
Non-deductible expenses tax	0.42	2,157	0.53	2,621
Effect in deferred taxes (changes in tax rate)	(0.77)	(3,996)	(1.46)	(7,282)
Other	(0.10)	(537)	0.48	2,400
Effective rate and income tax expense	16.11	83,232	14.03	69,868

(*) The tax expense related to the subordinated debt held by SAOS, will end once the mentioned debt is completely paid off.

The effective rate for income tax for 2017 is 16.11% (14.03% in September 2016).

On September 29, 2014, Law 20,780 published in the Diario Oficial of Chile (equivalent to the “Federal Register”), amended the System of Income Taxation and introduces various adjustments in the tax system.

In the same line, on February 8, 2016 Law 20,899 was published, which establishes that open corporations must apply the tax regime of first category with partial deduction of the credit in the final taxes, a regime characterized by the fact that shareholders will only be entitled to allocate against personal taxes (Global Supplementary or Additional), 65% of the first category tax paid by the company.

For this tax regime, the law establishes a gradual increase of first category tax rates according to the following periodicity:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

Additionally, according to No. 11 of Article 1 of Law 20,780, as from January 1, 2017, the rate of sole tax has been increased to rejected expenses of article 21 from 35% to 40%.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes, continued:

(d)                       Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements. The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Effect on		Balances as of September
	31, 2016	Income	Equity	30, 2017
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	204,056	(7,996)	—	196,060
Personnel provisions	10,948	(756)	—	10,192
Staff vacations	6,674	154	—	6,828
Accrued interests adjustments from impaired loans	3,355	242	—	3,597
Staff severance indemnities provision	970	(289)	—	681
Provision of credit cards expenses	12,459	(3,350)	—	9,109
Provision of accrued expenses	14,489	4,771	—	19,260
Leasing	37,119	(2,426)	—	34,693
Other adjustments	15,960	857	—	16,817
Total debit differences	306,030	(8,793)	—	297,237

Credit Differences:
Depreciation and price-level restatement of property and equipment	11,815	2,112	—	13,927
Adjustment for valuation of financial assets available-for-sale	216	—	752	968
Transitory assets	3,617	2,583	—	6,200
Loans accrued to effective rate	2,252	(507)	—	1,745
Other adjustments	6,417	(742)	—	5,675
Total credit differences	24,317	3,446	752	28,515

Deferred tax assets (liabilities), net	281,713	(12,239)	(752)	268,722

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(e)                       Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of September 30, 2016 and December 31, 2016, are as follows:

	Balance as of			Balance as of			Balance as of
	December	Effect on		September	Effect on		December
	31, 2015	Income	Equity	30, 2016	Income	Equity	31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	178,168	15,477	—	193,645	10,411	—	204,056
Personnel provisions	7,867	(411)	—	7,456	3,492	—	10,948
Staff vacations	6,268	498	—	6,766	(92)	—	6,674
Accrued interest adjustments from impaired loans	4,024	(437)	—	3,587	(232)	—	3,355
Staff severance indemnities provision	1,352	1,113	—	2,465	(1,450)	(45)	970
Provisions of credit card expenses	13,628	(1,215)	—	12,413	46	—	12,459
Provisions of accrued expenses	11,788	4,226	—	16,014	(1,525)	—	14,489
Leasing	18,239	11,120	—	29,359	7,760	—	37,119
Other adjustments	14,638	415	—	15,053	907	—	15,960
Total debit differences	255,972	30,786	—	286,758	19,317	(45)	306,030

Credit differences:
Depreciation of property and equipment and investment properties	13,163	1,053	—	14,216	(2,401)		11,815
Adjustment for valuation financial assets available-for-sale	12,582	—	(12,201)	381	—	(165)	216
Transitory assets	2,640	2,905	—	5,545	(1,928)	—	3,617
Accrued interest to effective rate	2,565	(299)	—	2,266	(14)	—	2,252
Other adjustments	2,003	2,703	—	4,706	1,710	1	6,417
Total credit differences	32,953	6,362	(12,201)	27,114	(2,633)	(164)	24,317

Total Assets (Liabilities) net	223,019	24,424	12,201	259,644	21,950	119	281,713

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.       Other Assets:

(a)      Item composition:

At the end of each period, the composition of the item is as follows:

	September	December
	2017	2016
	MCh$	MCh$

Assets held for leasing (*)	105,109	103,078

Assets received or awarded as payment (**)
Assets awarded at judicial sale	9,179	7,282
Assets received in lieu of payment	6,478	6,117
Provision for assets received in lieu of payment or awarded	(2,472)	(2,104)
Subtotal	13,185	11,295

Other Assets
Deposits by derivatives margin	181,538	178,529
Other accounts and notes receivable	63,615	51,626
Trading and brokerage (***)	27,978	32,243
Prepaid expenses	20,215	10,740
Recoverable income taxes	19,637	6,278
Investment properties	14,398	14,674
Servipag available funds	10,339	14,482
VAT receivable	9,922	13,414
Commissions receivable	6,726	6,714
Accounts receivable for sale of assets received in lieu of payment	2,293	245
Pending transactions	2,264	5,070
Rental guarantees	1,841	1,815
Recovered leased assets for sale	1,732	589
Materials and supplies	671	742
Others	12,651	10,651
Subtotal	375,820	347,812
Total	494,114	462,185

(*)                                 These correspond to property and equipment to be given under finance lease.

(**)                          Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.1676% (0.1640% as of December 31, 2016) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written off.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)                   This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

18.       Other Assets, continued:

(b)                       The changes of the provision for assets received in lieu of payment during the nine-month period ended as of September 30, 2017 and 2016 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2016	176
Provisions used	(483)
Provisions established	499
Provisions released	—
Balance as of September 30, 2016	192
Provisions used	(268)
Provisions established	2,180
Provisions released	—
Balance as of December 31, 2016	2,104
Provisions used	(671)
Provisions established	1,039
Provisions released	—
Balance as of September 30, 2017	2,472

19.       Current accounts and Other Demand Deposits:

At the end of each period, the composition of the item is as follows:

	September	December
	2017	2016
	MCh$	MCh$

Current accounts	6,544,592	6,907,655
Other demand deposits	1,053,136	856,711
Other demand deposits and sight accounts	552,777	556,782
Total	8,150,505	8,321,148

20.       Savings accounts and Time Deposits:

At the end of each period, the composition of the item is as follows:

	September	December
	2017	2016
	MCh$	MCh$

Time deposits	10,077,835	10,277,292
Term savings accounts	210,383	208,435
Other term balances payable	107,069	67,174
Total	10,395,287	10,552,901

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

21.       Borrowings from Financial Institutions:

(a)                       At the end of each period, borrowings from financial institutions are detailed as follows:

	September	December
	2017	2016
	MCh$	MCh$

Domestic banks
Banco do Brasil	2,900	—

Foreign banks
Foreign trade financing
Citibank N.A.	326,972	234,629
Sumitomo Mitsui Banking	182,280	127,447
Bank of America	172,494	169,182
Wells Fargo Bank	96,849	67,624
Commerzbank A.G.	86,674	3,242
Standard Chartered Bank	84,487	20,554
Bank of Nova Scotia	76,743	—
HSBC Bank	45,024	114,488
The Bank of New York Mellon	19,213	114,096
Zurcher Kantonalbank	13,456	14,107
Mizhuo Bank	—	60,340
Others	136	482
Borrowings and other obligations
Wells Fargo Bank	96,232	100,885
Citibank N.A.	33,629	7,776
Deutsche Bank	3,469	3,411
Banco Santander Euro	1,207	1.686
Bank of America	338	—
Commerzbank A.G.	42	—
Others	292	74
Subtotal foreign banks	1,239,537	1,040,023

Chilean Central Bank	1	3

Total	1,242,438	1,040,026

(b)                       Chilean Central Bank Obligations:

Debts with the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The total amounts of the debt to the Central Bank of Chile are as follows:

	September	December
	2017	2016
	MCh$	MCh$

Borrowings and other obligations	—	—
Credit lines for the renegotiation of loans with the Central Bank	1	3
Total	1	3

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued:

At the end of each period, the composition of the item is as follows:

	September	December
	2017	2016
	MCh$	MCh$

Mortgage bonds	25,612	32,914
Bonds	5,620,277	5,431,575
Subordinated bonds	705,389	713,438
Total	6,351,278	6,177,927

During the period ended as of September 30, 2017, Banco de Chile issued bonds by an amount of Ch$1,016,532 million, from which corresponds to Current Bonds and Short-Term Bonds by an amount of Ch$350,733 million and Ch$665,799 million respectively, according to the following details:

Current Bonds

Serie	Amount MCh$	Terms Years	Annual issue rate %	Currency	Issue date	Maturity date

BCHIBQ0915	58,643	13	3.00	UF	20/01/2017	20/01/2030
BCHIBH0915	56,338	9	2.70	UF	01/02/2017	01/02/2026
BCHIBP1215	58,157	13	3.00	UF	06/03/2017	06/03/2030
BCHIBC1215	30,544	6	2.50	UF	06/03/2017	06/03/2023
BCHIBC1215	5,554	6	2.50	UF	07/03/2017	07/03/2023
BCHIBC1215	19,600	6	2.50	UF	12/04/2017	12/04/2023
BONO EUR	36,782	15	1.71	EUR	26/04/2017	26/04/2032
BCHIBG1115	85,115	9	2.70	UF	09/05/2017	09/05/2026
Total as of September 30, 2017	350,733

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.       Debt Issued, continued:

Short Term Bonds

Counterparty	Amount MCh$	Annual interest rate %	Currency	Issued date	Maturity date
Citibank N.A.	13,223	1.37	USD	05/01/2017	05/06/2017
Wells Fargo Bank	16,702	1.50	USD	06/01/2017	03/07/2017
Wells Fargo Bank	6,681	1.48	USD	06/01/2017	05/07/2017
Wells Fargo Bank	3,340	1.38	USD	06/01/2017	05/06/2017
Wells Fargo Bank	3,340	1.27	USD	06/01/2017	08/05/2017
Wells Fargo Bank	3,340	1.17	USD	06/01/2017	06/04/2017
Wells Fargo Bank	24,906	1.20	USD	09/01/2017	10/04/2017
Wells Fargo Bank	671	1.47	USD	09/01/2017	10/07/2017
Citibank N.A.	2,685	1.47	USD	09/01/2017	28/07/2017
Citibank N.A.	67,131	1.27	USD	09/01/2017	12/05/2017
Wells Fargo Bank	20,105	1.36	USD	10/01/2017	09/06/2017
Bofa Merrill Lynch	16,754	1.35	USD	10/01/2017	09/06/2017
Wells Fargo Bank	1,318	1.23	USD	13/01/2017	12/05/2017
Wells Fargo Bank	3,295	1.43	USD	13/01/2017	12/07/2017
Bofa Merrill Lynch	3,884	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	4,531	1.70	USD	07/02/2017	06/02/2018
Bofa Merrill Lynch	11,017	1.70	USD	08/02/2017	07/02/2018
Wells Fargo Bank	12,797	1.40	USD	10/02/2017	01/09/2017
Wells Fargo Bank	19,196	1.40	USD	10/02/2017	11/09/2017
Wells Fargo Bank	19,284	1.70	USD	13/02/2017	12/02/2018
Wells Fargo Bank	1,607	1.32	USD	13/02/2017	14/08/2017
Citibank N.A.	10,992	1.04	USD	15/02/2017	15/05/2017
Citibank N.A.	15,977	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,474	1.34	USD	15/02/2017	15/08/2017
Citibank N.A.	4,471	1.35	USD	16/02/2017	08/09/2017
Wells Fargo Bank	9,885	1.40	USD	21/03/2017	29/09/2017
Bofa Merrill Lynch	33,024	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	26,419	1.16	USD	24/03/2017	23/06/2017
Bofa Merrill Lynch	33,165	1.42	USD	30/03/2017	27/09/2017
Wells Fargo Bank	16,651	1.30	USD	10/04/2017	08/08/2017
Wells Fargo Bank	13,351	1.45	USD	11/04/2017	10/10/2017
Citibank N.A.	33,061	1.30	USD	12/06/2017	12/09/2017
Wells Fargo Bank	2,645	1.48	USD	12/06/2017	11/12/2017
Bofa Merrill Lynch	7,972	1.30	USD	16/06/2017	15/09/2017
Wells Fargo Bank	6,643	1.75	USD	16/06/2017	15/06/2018
Wells Fargo Bank	6,786	1.81	USD	21/06/2017	20/06/2018
Citibank N.A.	10,418	1.48	USD	23/06/2017	19/12/2017
Citibank N.A.	5,960	1.46	USD	27/06/2017	19/12/2017
Citibank N.A.	26,487	1.35	USD	27/06/2017	23/10/2017
JP.Morgan Chase	33,322	1.48	USD	11/07/2017	08/11/2017
Citibank N.A.	32,871	1.52	USD	14/07/2017	12/01/2018
Wells Fargo Bank	16,284	1.55	USD	31/07/2017	31/01/2018
Wells Fargo Bank	3,257	1.55	USD	31/07/2017	31/01/2018
Wells Fargo Bank	6,513	1.42	USD	31/07/2017	31/10/2017
Wells Fargo Bank	6,513	1.42	USD	31/07/2017	31/10/2017
Wells Fargo Bank	10,952	1.52	USD	14/08/2017	09/02/2018
Wells Fargo Bank	12,852	1.52	USD	21/08/2017	16/02/2018
Wells Fargo Bank	19,047	1.47	USD	25/08/2017	22/12/2017
Total as of September30, 2017	665,799

During the period ended September 30, 2017, there were no issues subordinated bonds.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

During the year ended as of December 31, 2016, Banco de Chile issued bonds by an amount of Ch$1,420,037 million, of which corresponds to which correspond to Current Bonds, Short-Term Bonds and Subordinated bonds by an amount of Ch$804,979 million, Ch$532,852 million and Ch$82,206 million respectively, according to the following details:

Current Bonds

Serie	Amount MCh$	Terms Years	Annual issue rate %	Currency	Issue date	Maturity date

BCHIAR0613	8,497	10	3.60	UF	29/01/2016	29/01/2026
BCHIAR0613	10,869	10	3.60	UF	18/02/2016	18/02/2026
BCHIBJ0915	53,553	10	2.90	UF	25/05/2016	25/05/2026
BCHIBF0915	79,626	8	2.70	UF	25/05/2016	25/05/2024
BCHIBK0915	53,485	11	2.90	UF	25/05/2016	25/05/2027
BCHIBL1115	79,806	11	2.90	UF	25/05/2016	25/05/2027
BCHIBA0815	53,480	5	2.50	UF	29/06/2016	29/06/2021
BCHIBI1115	80,405	10	2.90	UF	29/06/2016	29/06/2026
BCHIBB0815	6,706	6	2.50	UF	05/07/2016	05/07/2022
BCHIBB0815	46,950	6	2.50	UF	06/07/2016	06/07/2022
BONO USD	19,705	5	1.97	USD	05/08/2016	05/08/2021
BONO USD	68,060	5	1.96	USD	01/09/2016	01/09/2021
BCHIBM0815	85,148	12	2.90	UF	28/09/2016	28/09/2028
BONO CHF	101,560	8	0.25	CHF	11/11/2016	11/11/2024
BONO JPY	57,129	5	0.35	JPY	21/12/2016	21/12/2021
Total as of December 31, 2016	804,979

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                               Debt Issued, continued:

Short Term Bonds

Counterparty	Amount MCh$	Annual interest rate %	Currency	Issued date	Maturity date
Merrill Lynch	14,717	0.94	USD	04/01/2016	05/07/2016
JP. Morgan Chase	30,879	0.70	USD	05/01/2016	04/04/2016
Wells Fargo Bank	10,883	0.62	USD	14/01/2016	13/04/2016
Citibank N.A.	10,810	0.95	USD	25/01/2016	22/07/2016
Citibank N.A.	10,723	0.75	USD	27/01/2016	23/05/2016
Citibank N.A.	11,362	0.95	USD	28/01/2016	27/07/2016
Citibank N.A.	3,551	0.75	USD	28/01/2016	27/05/2016
Merrill Lynch	3,535	0.90	USD	03/02/2016	02/08/2016
Merrill Lynch	10,745	0.68	USD	03/02/2016	04/05/2016
JP. Morgan Chase	19,943	0.65	USD	04/04/2016	01/07/2016
Merrill Lynch	4,689	1.25	USD	04/05/2016	28/04/2017
Merrill Lynch	13,296	0.95	USD	06/05/2016	03/11/2016
Citibank N.A.	12,217	0.77	USD	10/05/2016	08/09/2016
Wells Fargo Bank	10,181	1.07	USD	10/05/2016	10/02/2017
Merrill Lynch	10,203	0.56	USD	11/05/2016	12/07/2016
Citibank N.A.	41,097	0.59	USD	12/05/2016	11/07/2016
Citibank N.A.	10,274	0.98	USD	12/05/2016	09/11/2016
Citibank N.A.	18,155	0.79	USD	16/05/2016	16/09/2016
Citibank N.A.	27,614	0.59	USD	18/05/2016	18/07/2016
Citibank N.A.	1,990	0.98	USD	15/06/2016	15/11/2016
Wells Fargo Bank	11,462	1.25	USD	22/06/2016	21/06/2017
JP. Morgan Chase	10,314	0.70	USD	01/07/2016	03/10/2016
Merrill Lynch	13,266	0.71	USD	05/07/2016	04/10/2016
Citibank N.A.	33,133	1.04	USD	06/07/2016	05/01/2017
Wells Fargo Bank	3,330	1.02	USD	07/07/2016	28/12/2016
Merrill Lynch	6,660	1.00	USD	07/07/2016	09/01/2017
Citibank N.A.	3,304	0.74	USD	11/07/2016	19/10/2016
Merrill Lynch	3,282	1.02	USD	13/07/2016	09/01/2017
Wells Fargo Bank	1,969	0.84	USD	13/07/2016	10/11/2016
Wells Fargo Bank	32,548	1.05	USD	14/07/2016	10/01/2017
Merrill Lynch	9,764	1.05	USD	14/07/2016	11/01/2017
Merrill Lynch	3,906	1.30	USD	14/07/2016	12/07/2017
JP. Morgan Chase	12,368	0.78	USD	14/07/2016	14/10/2016
Citibank N.A.	25,896	0.83	USD	15/07/2016	13/12/2016
Citibank N.A.	13,410	0.87	USD	09/09/2016	06/12/2016
Citibank N.A.	6,700	0.85	USD	12/09/2016	06/12/2016
Merrill Lynch	18,005	1.26	USD	07/10/2016	05/04/2017
JP. Morgan Chase	12,739	1.06	USD	14/10/2016	15/02/2017
Citibank N.A.	33,932	0.91	USD	18/11/2016	15/02/2017
Total as of December 31, 2016	532,852

Subordinated bonds

Serie	Amount MCh$	Terms Years	Annual issue rate %	Currency	Issued date	Maturity date
UCHIG1111	30,797	25	3.75	UF	18/08/2016	18/08/2041
UCHIG1111	9,258	25	3.75	UF	01/09/2016	01/09/2041
UCHIG1111	42,151	25	3.75	UF	02/09/2016	02/09/2041
Total as of December 31, 2016	82,206

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

During the periods of September 2017 and December 2016, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

23.                    Other Financial Obligations:

At the end of each period, the composition of the item is as follows:

	September	December
	2017	2016
	MCh$	MCh$

Other Chilean obligations	83,589	149,603
Public sector obligations	34,251	36,596
Total	117,840	186,199

24.                    Provisions:

(a)                       At the end of each period, the composition of the item is as follows:

	September	December
	2017	2016
	MCh$	MCh$

Provisions for minimum dividends (*)	236,047	285,233
Provisions for personnel benefits and payroll expenses	76,831	83,345
Provisions for contingent loan risks	54,732	53,681
Provisions for contingencies:
Additional loan provisions (**)	213,252	213,252
Country risk provisions	6,783	4,620
Other provisions for contingencies	21,791	21,893
Total	609,436	662,024

(*)                  See Note No. 27 (d).

(**)           During year 2016, was provisioned Ch$52,075 million as additional provisions. See Note No. 24 (b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table shows the changes in provisions and accrued expenses during the period 2017 and 2016:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	324,469	74,791	59,213	161,177	19,393	639,043
Provisions established	217,123	47,564	—	52,075	8,563	325,325
Provisions used	(324,469)	(51,311)	—	—	—	(375,780)
Provisions released	—	—	(8,382)	—	(84)	(8,466)
Balances as of September 30, 2016	217,123	71,044	50,831	213,252	27,872	580,122
Provisions established	68,110	20,258	2,850	—	—	91,218
Provisions used	—	(7,957)	—	—	—	(7,957)
Provisions released	—	—	—	—	(1,359)	(1,359)
Balances as of December 31, 2016	285,233	83,345	53,681	213,252	26,513	662,024
Provisions established	236,047	48,943	1,051	—	2,163	288,204
Provisions used	(285,233)	(55,457)	—	—	—	(340,690)
Provisions released	—	—	—	—	(102)	(102)
Balances as of September 30, 2017	236,047	76,831	54,732	213,252	28,574	609,436

(c)                      Provisions for personnel benefits and payroll:

	September	December
	2017	2016
	MCh$	MCh$

Compliance bonuses provision	31,842	37,868
Staff accrued vacation provision	25,498	25,539
Staff severance indemnities	7,972	8,851
Other personnel benefits provision	11,519	11,087
Total	76,831	83,345

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                     Staff severance indemnities:

(i)                        Movement in the staff severance indemnities are as follow:

	September	September
	2017	2016
	MCh$	MCh$

Present value of the obligations at the beginning of the year	8,851	10,728
Increase (Decrease) in provision	165	285
Benefit paid	(1,044)	(1,788)
Effect of change in actuarial factors	—	—
Total	7,972	9,225

(ii)                     Net benefits expenses:

	September	September
	2017	2016
	MCh$	MCh$

(Decrease) Increase in provisions	(170)	(126)
Interest cost of benefits obligations	335	411
Effect of change in actuarial factors	—	—
Net benefit expenses	165	285

(iii)                  Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	September	December
	2017	2016
	%	%

Discount rate	4.29	4.29
Salary increase rate	4.56	4.56
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the year ended December 31, 2016.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                        Changes in compliance bonuses provision:

	September	September
	2017	2016
	MCh$	MCh$

Balances as of January 1	37,868	34,307
Provisions established	25,629	27,669
Provisions used	(31,655)	(33,300)
Provisions release	—	—
Total	31,842	28,676

(f)                         Changes in staff accrued vacation provision:

	September	September
	2017	2016
	MCh$	MCh$

Balances as of January 1	25,539	25,480
Provisions established	4,908	5,100
Provisions used	(4,949)	(4,289)
Provisions release	—	—
Total	25,498	26,291

(g)                      Employee benefits share-based provision:

As of September 30, 2017 and 2016, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of September 30, 2017 and December 31, 2016, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$54,732 million (Ch$53,681 million in December 2016).  See Note No. 26 (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

25.                    Other Liabilities:

At the end of each period, the composition of the item is as follows:

	September	December
	2017	2016
	MCh$	MCh$

Accounts and notes payable (*)	157,871	146,432
Income received in advance	5,435	6,077
Dividends payable	1,280	1,310

Other liabilities
Documents intermediated (**)	45,829	52,314
Cobranding	35,220	47,462
VAT debit	11,854	12,549
Securities unliquidated	1,302	12,376
Insurance payments	737	163
Outstanding transactions	485	757
Others	12,920	12,586
Total	272,933	292,026

(*)             It comprises obligations that do not correspond to transactions inside the ordinary course of business, such as withholding tax, social security contributions, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	September	December
	2017	2016
	MCh$	MCh$
Contingent loans
Guarantees and sureties	313,177	279,362
Confirmed foreign letters of credit	54,775	64,044
Issued letters of credit	97,312	152,118
Bank guarantees	2,180,562	2,150,307
Freely disposition credit lines	7,360,721	7,572,687
Other credit commitments	76,974	148,190

Transactions on behalf of third parties
Documents in collections	203,593	137,259
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	7,651	39,714
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	178,284	174,022
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	12,551,983	9,586,026
Securities held in safe custody in other entities	6,819,406	5,607,815
Total	29,844,438	25,911,544

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                     Lawsuits and legal proceedings:

(b.1)          Normal judicial contingencies in the industry:

At the date of issuance of these interim condensed consolidated financial statements, there are legal actions filed against the Bank and its subsidiaries related with the ordinary course operations. As of September 30, 2017 the Bank and its subsidiaries maintain provisions for judicial contingencies amounting to Ch$21,528 million (Ch$21,630 million as of December 31, 2016), which are part of the item “Provisions” in the Statement of Financial Position.

The most significant lawsuit corresponds to the collective lawsuit filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496 before the 12th Civil Court of Santiago. This legal action seeks to challenge certain clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding overdraft fees on credit lines and validity of the tacit consent to changes in rates, charges and other conditions in consumer contracts. To date, the probationary period has been concluded.

The estimated end dates of the respective legal contingencies are as follows:

	As of September 30, 2017
	2017	2018	2019	2020	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	—	21,456	72	—	21,528

(b.2)          Contingencies for significant lawsuits in courts:

As of September 30, 2017 and December 31, 2016 there are not significant lawsuits in court that affect or may affect these interim condensed consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted by operations:

i.                            In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No, 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 2,771,700, maturing January 10, 2018 (UF 2,642,000, maturing on January 10, 2017 as of December 31, 2016). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 342,900.

As of September 30, 2017 and December 31, 2016 the Bank has not guaranteed mutual funds.

In compliance with the stablished by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees for the benefit of the investors by portfolio management. This guarantee corresponds to a bank guarantee for UF 372,200, with maturity on January 10, 2018.

ii.                        In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions from Article 30 and subsequent of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by HDI Seguros de Garantía y Créditos S.A., that matures April 22, 2018, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	September	December
	2017	2016
Guarantees:	MCh$	MCh$
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	21,539	17,750
Electronic Chilean Securities Exchange, Stock Exchange	23,534	22,473

Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	3,977	2,992
Fixed income securities to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	—	—
Shares delivered to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	—	610
Santiago Securities Exchange, Stock Exchange	—	884
Total	49,050	44,709

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

ii.                        In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and in order to guarantee the correct performance of the stockbroker, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over a share of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. maintains in force a Comprehensive Securities Insurance Policy with AIG Chile - Compañía de Seguros Generales S.A. with maturity on January 2, 2018, this considers matters of employee fidelity, physical losses, falsification or adulteration, counterfeit currency, for a coverage amount equivalent to US $ 10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable with maturity of July 20, 2018.

It was constituted a bank guarantee No. 358131-4 for UF 229,100, in benefit of the investors with contracts of portfolio management.  This bank guarantee is readjustable in UF to fixed term, non-endorsable with maturity of January 10, 2018.

It was constituted a cash guarantee for US$122,494.32, whose purpose is to guarantee compliance with the obligations contracted by operations made through Pershing.

iii.                    In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of September 30, 2017 the entity maintains two insurance policies which protect it against of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The contracted policies are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	60,000
Civil liability policy	500

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(d)                     Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	September	December
	2017	2016
	MCh$	MCh$

Freely disposition credit lines	31,822	30,799
Bank guarantees provision	19,421	19,159
Guarantees and sureties provision	2,879	3,028
Letters of credit provision	336	509
Other credit commitments	274	186
Total	54,732	53,681

(e)                      On January 30, 2014, the Superintendency of Securities and Insurance of Chile brought administrative charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of the second paragraph of Article 53 of Security Market Law in relation to certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM).  In relation with the preceding, the second paragraph of Article 53 of Security Market Law states that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice….”

On October 30, 2014, the Superintendency of Securities and Insurance of Chile (“SVS”) imposed a fine of UF 50,000 on Banchile Corredores de Bolsa S.A., for infraction to de second paragraph of Article 53 of the Securities Market Law in relation to certain transaction of SQM-A’s shares intermediated by the Company in 2011.

Banchile Corredores de Bolsa S.A., filed before the Eleventh Civil Court of Santiago a claim against Exempt Resolution No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (SVS), requesting the annulment of the fine. This claim was accrued to the trial due No. 25.795-2014, of the 22nd Civil Court of Santiago. To date the evidence stage has expired and some court proceedings are pending.

According to the provisions policy, the company has not made provisions because in this trial has not been pronounce the judgment, and as well the consideration of the legal advisor in charge of it, believe that there are solid grounds for the claim to be accepted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity:

(a)  Accounting equity:

(i)        Authorized, subscribed and paid shares:

As of September 30, 2017, the paid-in capital of Banco de Chile is represented by 99,444,132,192 registered shares (97,624,347,430 shares as of December 31, 2016), with no par value, fully subscribed and paid.

(ii)     Shares:

(ii.1)                       On June 13, 2017, Banco de Chile informs regarding the capitalization of 40% of the distributable net income obtained during the fiscal year ending the 31st of December, 2016, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the 23th of March, 2017, where it was agreed to increase the Bank´s capital in the amount of Ch$133,353,827,359 through the issuance of 1,819,784,762 fully paid-in shares, of no par value, payable through the distributable net income for the year 2016 that was not distributed as dividends, as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Superintendency of Banks and Financial Institutions of Chile (“SBIF”) with the No.1/2017, on July 11, 2017.

The Board of Directors of Banco de Chile, at the meeting No.2,862, dated July 13, 2017, set July 27, 2017, as the date for issuance and distribution of the fully paid in shares.

(ii.2)                       The following table shows the changes in share from December 31, 2015 to September 30, 2017:

Total
Ordinary Shares

Total shares as of December 31, 2015	96,129,146,433

Capitalization of earning — Issue fully paid-in shares	1,495,200,997

Total shares as of September 30, 2016	97,624,347,430

Total shares as of December 31, 2016	97,624,347,430

Capitalization of earning — Issue fully paid-in shares (*)	1,819,784,762

Total shares as September 30, 2017	99,444,132,192

(*) See Note No. 5 (g) (a).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(b)                     Distributable income:

In accordance with the Bank of Chile’s bylaws in which establish that for the purposes of articles 24, 25 and 28 of Law No. 19,396 and the agreement of November 8, 1996, concluded between the Central Bank of Chile and the Parent Company of Banco de Chile S.A., the net distributable profit of Banco de Chile, shall be that which results from lowering or adding to net income for the year, price-Level restatement of the value of paid-in capital and reserves by effects of the variation of the Consumer Price Index between November of the previous year and November of the current year. This transitional article, which was approved at an Extraordinary Shareholders’ Meeting held on March 25, 2010, will remain in force until the obligation referred in Law 19,396 maintained by the Parent Company of Banco de Chile S.A. is completely paid off directly or indirectly through its subsidiary SAOS S.A.. The above described agreement was submitted under consideration to the Council of the Central Bank of Chile, institution which, in an ordinary session held on December 3, 2009, decided to resolve favorably the proposal.

The distributable income for the period ended as of September 30, 2017 ascend to Ch$393,412 million (Ch$475,388 million as of December 31, 2016).

As stated, the retention of earnings for the year ended  December 31, 2016,  made in March of 2017 amounted to Ch$76,861 million (the retention of earnings for the year ended December 31, 2015,  made in March of 2016 amounted to Ch$95,467 million).

(c)                       Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 23, 2017 it was approved the distribution and payment of dividend No. 205 of Ch$2.92173783704 per share of the Banco de Chile, with charged to the net distributable income for the year ended December 31, 2016. The amount of the dividend paid in year 2017 amounts to Ch$342,034 million.

At the Bank Ordinary Shareholders’ Meeting held on March 24, 2016 it was approved the distribution and payment of dividend No. 204 of Ch$3.37534954173 per share of Banco de Chile, with charged to the net distributable income for the year ended December 31, 2016. The amount of the dividend paid in year 2016 amounts to Ch$366,654 million.

(d)                      Provision for minimum dividends:

As of January 2016, the Board of Directors established, for minimum dividend purpose, a 60% provision on net distributable income. Accordingly, the Bank recorded in the liability under the item “Provisions” an amount of Ch$236,047 million (Ch$285,233 million in December 2016), reflecting as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(e)                      Earnings per share:

(i)                          Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)                     Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share at September 30, 2017 and 2016 were determined as follows:

	September	September
	2017	2016
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	433,660	428,215
Weighted average number of ordinary shares (*)	99,444,132,192	99,444,132,192
Earning per shares (in Chilean pesos)	4.36	4.31

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	433,660	428,215
Weighted average number of ordinary shares (*)	99,444,132,192	99,444,132,192
Assumed conversion of convertible debt	—	—
Adjusted number of shares	99,444,132,192	99,444,132,192
Diluted earnings per share (in Chilean pesos)	4.36	4.31

(*)             The year 2016, considers the number of fully paid-in shares issued on July 27, 2017.

As of September 30, 2017 and 2016, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(f)                       Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in hedge instruments’ equity in a cash flow hedge. During the period 2017 it was made a credit to equity for Ch$9,354 million (charge to equity of Ch$22,535 million during the period 2016). The income tax effect presented a charge to equity of Ch$2,385 million (credit of Ch$5,408 million in September 2016).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2017, it was made a credit to equity for Ch$2,956 million (charge of Ch$50,830 million during the period 2016). The deferred tax effect meant a charge to equity of Ch$752 million (credit for Ch$12,201 million in September 2016).

The cumulative translation adjustment is due to the Bank’s valuation of its permanent investments abroad, since it recognizes the effects of exchange differences on these items in equity. There were no variations for this concept (charge to equity of $59 million during the period 2016).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses:

(a)                     On the closing date of the Financial Statement, the composition of interest and indexation income, excluding hedge results, are as follows:

	September 2017				September 2016
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	523,436	59,403	5,305	588,144	529,760	118,537	1,893	650,190
Consumer loans	453,767	832	7,052	461,651	448,396	1,225	7,018	456,639
Residential mortgage loans	206,653	82,362	3,465	292,480	194,674	149,560	2,992	347,226
Financial investment	19,111	2,106	—	21,217	20,168	4,981	—	25,149
Repurchase agreements	1,230	—	—	1,230	1,161	—	—	1,161
Loans to banks	11,917	—	—	11,917	24,793	—	—	24,793
Other interest and UF indexation revenue	2,822	963	—	3,785	1,122	1,511	—	2,633
Total	1,218,936	145,666	15,822	1,380,424	1,220,074	275,814	11,903	1,507,791

The amount of interest recognized on a received basis for impaired portfolio in the period 2017 amounts to Ch$4,373 million (Ch$3,812 million in September 2016).

(b)                       At the period end, the stock of interest and UF indexation not recognized in income is the following:

	September 2017			September 2016
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	8,132	1,107	9,239	8,019	1,263	9,282
Residential mortgage loans	2,773	1,393	4,166	2,456	2,056	4,512
Consumer loans	48	16	64	70	14	84
Total	10,953	2,516	13,469	10,545	3,333	13,878

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(c)                        At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	September 2017			September 2016
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	206,785	19,810	226,595	238,660	47,137	285,797
Debt securities issued	138,331	57,782	196,113	139,836	102,205	242,041
Other financial obligations	1,145	89	1,234	1,230	243	1,473
Repurchase agreements	4,070	—	4,070	4,543	—	4,543
Obligations with banks	13,947	—	13,947	10,012	—	10,012
Demand deposits	150	3,348	3,498	470	4,930	5,400
Other interest and UF indexation expenses	1	348	349	—	413	413
Total	364,429	81,377	445,806	394,751	154,928	549,679

(d)                       As of September 30, 2017 and 2016, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	September 2017			September 2016
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	2,869	—	2,869	54	—	54
Loss from fair value accounting hedges	(4,018)	—	(4,018)	(6,937)	—	(6,937)
Gain from cash flow accounting hedges	161,383	120,583	281,966	266,092	285,867	551,959
Loss from cash flow accounting hedges	(136,887)	(165,784)	(302,671)	(322,009)	(267,073)	(589,082)
Net gain on hedge items	(2,200)	—	(2,200)	1,152	—	1,152
Total	21,147	(45,201)	(24,054)	(61,648)	18,794	(42,854)

(e)                        At each period end, the summary of interest, is as follows:

	September	September
	2017	2016
	MCh$	MCh$

Interest revenue	1,380,424	1,507,791
Interest expense	(445,806)	(549,679)

Subtotal interest income	934,618	958,112

Net gain (loss) from accounting hedges	(24,054)	(42,854)

Total net interest income	910,564	915,258

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

29.                    Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Condensed Consolidated Statements of Income for the period correspond to the following items:

	September	September
	2017	2016
	MCh$	MCh$
Commission income
Card services	115,755	106,657
Investments in mutual funds and others	63,660	59,373
Collections and payments	37,517	36,646
Portfolio management	32,889	29,811
Fees for insurance transactions	22,426	20,754
Guarantees and letters of credit	18,227	17,232
Trading and securities management	13,543	10,362
Use of distribution channel	13,521	13,998
Brand use agreement	10,869	10,625
Financial advisory services	3,853	3,499
Lines of credit and overdrafts	3,776	4,505
Other commission earned	14,518	14,186
Total commissions income	350,554	327,648

Commission expenses
Credit card transactions	(69,468)	(72,118)
Interbank transactions	(9,576)	(7,282)
Securities transactions	(4,961)	(2,540)
Collections and payments	(4,761)	(4,759)
Sales force	(54)	(442)
Other commission	(534)	(360)
Total commissions expenses	(89,354)	(87,501)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

30.                    Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	September	September
	2017	2016
	MCh$	MCh$

Financial assets held-for-trading	45,785	46,461
Sale of available-for-sale instruments	4,037	65,226
Sale of loan portfolios	3,571	4,930
Net income on other transactions	289	1,047
Trading derivative	(29,796)	10,910
Total	23,886	128,574

31.                    Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	September	September
	2017	2016
	MCh$	MCh$

Indexed foreign currency	79,082	83,056
Exchange difference, net	(4,359)	(7,400)
Gain from accounting hedges	(20,606)	(68,525)
Total	54,117	7,131

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

32.       Provisions for Loan Losses:

The change registered in income during the periods ended 2017 and 2016 due to provisions, are summarized as follows:

	Loans and advance to		Loans to customers
	banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	(57)	—	—	—	—	—	—	—	—	—	—	—	(57)	—
- Group provisions	—	—	(32,311)	(32,388)	(4,143)	(2,384)	(189,390)	(182,750)	(225,844)	(217,522)	(1,114)	—	(226,958)	(217,522)
Provisions established, net	(57)	—	(32,311)	(32,388)	(4,143)	(2,384)	(189,390)	(182,750)	(225,844)	(217,522)	(1,114)	—	(227,015)	(217,522)

Provisions released:
- Individual provisions	—	125	16,954	5,825	—	—	—	—	16,954	5,825	63	2,030	17,017	7,980
- Group provisions	—	—	—	—	—	—	—	—	—	—	—	6,352	—	6,352
Provisions realeased, net	—	125	16,954	5,825	—	—	—	—	16,954	5,825	63	8,382	17,017	14,332

Provision, net	(57)	125	(15,357)	(26,563)	(4,143)	(2,384)	(189,390)	(182,750)	(208,890)	(211,697)	(1,051)	8,382	(209,998)	(203,190)

Additional provision	—	—	—	(52,075)	—	—	—	—	—	(52,075)	—	—	—	(52,075)

Recovery of written-off assets	—	—	8,737	8,359	2,070	1,514	23,528	22,938	34,335	32,811	—	—	34,335	32,811

Provision for loan losses, net	(57)	125	(6,620)	(70,279)	(2,073)	(870)	(165,862)	(159,812)	(174,555)	(230,961)	(1,051)	8,382	(175,663)	(222,454)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

33.                    Personnel Expenses:

The composition of personnel expenses during the periods 2017 and 2016, are as follows:

	September	September
	2017	2016
	MCh$	MCh$

Salaries	176,479	171,282
Bonuses and incentives	31,126	38,319
Variable compensation	26,289	32,306
Lunch and health benefits	20,162	21,079
Gratifications	19,561	19,406
Staff severance indemnities	15,165	12,676
Training expenses	2,800	2,137
Other personnel expenses	13,497	14,029
Total	305,079	311,234

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

34.                    Administrative Expenses:

The composition of the item, is as follows:

	September	September
	2017	2016
	MCh$	MCh$

General administrative expenses
Information technology and communications	51,173	50,677
Maintenance and repair of property and equipment	25,999	26,758
Office rental and equipment	19,475	19,201
Surveillance and securities transport services	8,980	9,802
Office supplies	6,534	6,478
External advisory services and professional services fees	6,375	6,382
Rent ATM area	5,435	5,736
Energy, heating and other utilities	4,211	4,316
Postal box, mail , postage and home delivery services	4,104	4,908
Insurance premiums	3,946	3,050
External service of financial information	3,503	2,989
Representation and travel expenses	2,967	3,248
Legal and notary expenses	2,756	2,411
External service of custody of documentation	2,406	2,109
Donations	1,881	1,487
Other general administrative expenses	13,897	15,520
Subtotal	163,642	165,072

Outsource services
Credit pre-evaluation	14,185	12,188
Data processing	8,920	8,047
External technological developments expenses	7,539	6,057
Certification and technology testing	4,532	4,410
Other	2,255	2,476
Subtotal	37,431	33,178

Board expenses
Remunerations of the Board of Directors	1,880	1,867
Other Board expenses	362	496
Subtotal	2,242	2,363

Marketing expenses
Advertising	22,901	25,591
Subtotal	22,901	25,591

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	6,837	6,624
Real estate contributions	2,027	2,051
Patents	943	972
Other taxes	804	951
Subtotal	10,611	10,598
Total	236,827	236,802

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

35.                    Depreciation, Amortization and Impairment:

(a)         The amounts corresponding to charges to results for depreciation and amortization during the periods 2017 and 2016, are detailed as follows:

	September	September
	2017	2016
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	19,466	18,461
Amortization of intangibles assets (Note No. 15 (b))	6,714	6,454
Total	26,180	24,915

(b)         As of September 30, 2017 and 2016 the composition of impairment expenses is the following:

	September	September
	2017	2016
	MCh$	MCh$

Impairment
Impairment of financial instruments	—	—
Impairment of properties and equipment (Note No. 16 (b))	1	4
Impairment of intangible assets (Note No. 15 (b))	—	—
Total	1	4

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

36.                    Other Operating Income:

During the periods 2017 and 2016, the Bank and its subsidiaries present other operating income, according to the following:

	September	September
	2017	2016
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	3,772	3,698
Other income	31	33
Subtotal	3,803	3,731

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	102	84
Subtotal	102	84

Other income
Rental income	6,653	6,485
Credit card income	6,255	4,898
Expense recovery	2,927	2,378
Correspondent banks reimbursement	2,073	2,187
Gain from sale of leased assets	1,133	399
Gain on sale of property and equipment	598	101
Revaluation of prepaid monthly payments	329	666
Fiduciary and trustee commissions	194	184
Others	1,140	2,361
Subtotal	21,302	19,659

Total	21,302	23,474

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

37.                    Other Operating Expenses:

During the periods 2017 and 2016, the Bank and its subsidiaries present other operating expenses, according to the following:

	September	September
	2017	2016
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	2,453	2,935
Provisions for assets received in lieu of payment	1,156	695
Expenses to maintain assets received in lieu of payment	478	331
Subtotal	4,087	3,961

Provisions for contingencies
Country risk provisions	2,163	1,684
Other provisions for contingencies	—	6,879
Subtotal	2,163	8,563

Other expenses
Leasings operational expenses	3,871	1,334
Write-offs for operating risks	2,445	2,375
Credit cards administration	2,219	3,160
Provisions and charge-offs of other assets	1,498	2,305
Expenses for charge-off leased assets recoveries	421	997
Credit life insurance	212	187
Contribution to other organisms	194	195
Civil lawsuits	117	90
Losses on sale of property and equipment	1	—
Others	1,443	1,298
Subtotal	12,421	11,941

Total	18,671	24,465

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”).

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(a)                       Loans to related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Production Companies (*)		Investment Companies (**)		Individuals (***)		Total
	September	December	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	287,002	164,309	116,239	151,004	8,897	8,296	412,138	323,609
Residential mortgage loans	—	—	—	—	33,563	31,921	33,563	31,921
Consumer loans	—	—	—	—	6,055	6,496	6,055	6,496
Gross loans	287,002	164,309	116,239	151,004	48,515	46,713	451,756	362,026
Allowance for loan losses	(1,158)	(776)	(381)	(193)	(254)	(293)	(1,793)	(1,262)
Net loans	285,844	163,533	115,858	150,811	48,261	46,420	449,963	360,764

Contingent loans:
Guarantees	11,780	12,266	18,236	762	—	—	30,016	13,028
Letters of credits	1,241	165	102	—	—	—	1,343	165
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	45,148	34,821	12,593	9,038	—	—	57,741	43,859
Freely disposition credit lines	29,910	37,105	32,699	31,430	15,703	15,897	78,312	84,432
Other contingencies loans	—	2,000	—	—	—	—	—	2,000
Total contingent loans	88,079	86,357	63,630	41,230	15,703	15,897	167,412	143,484
Provision for contingencies loans	(196)	(210)	(79)	(84)	(48)	(32)	(323)	(326)
Contingent loans, net	87,883	86,147	63,551	41,146	15,655	15,865	167,089	143,158

Amount covered by guarantee:
Mortgage	14,212	17,742	77,885	82,760	50,184	48,272	142,281	148,774
Warrant	—	—	—	—	—	—	—	—
Pledge	2,021	2,900	—	—	—	3	2,021	2,903
Others (****)	51,803	21,147	13,853	13,993	2,024	1,743	67,680	36,883
Total collateral	68,036	41,789	91,738	96,753	52,208	50,018	211,982	188,560

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(a)                      Loans with related parties, continued:

(*)                       For these effects are considered productive companies, those that meet the following conditions:

i)                            They engage in production activities and generate a separate flow of income.

ii)                            Less than 50% of their assets are financial assets held-for-trading or investments.

(**)                Investment companies include those legal entities that do not meet the conditions for productive companies and are profit-oriented.

(***)         Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)           These guarantees mainly correspond to shares and other financial guarantees.

(b)              Other assets and liabilities with related parties:

	September	December
	2017	2016
	MCh$	MCh$
Assets
Cash and due from banks	64,632	51,222
Transactions in the course of collection	47,987	7,537
Financial assets held-for-trading	15	—
Derivative instruments	276,083	147,046
Financial assets	7,726	15,129
Other assets	71,221	50,691
Total	467,664	271,625

Liabilities
Demand deposits	153,556	194,503
Transactions in the course of payment	64,643	5,637
Repurchase agreements	40,942	34,710
Savings accounts and time deposits	180,604	267,925
Derivative instruments	295,795	151,398
Borrowings with banks	360,601	242,405
Other liabilities	48,485	60,307
Total	1,144,626	956,885

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(c)                       Income and expenses from related party transactions (*):

	September		September
	2017		2016
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$

Profit/loss for interest	14,553	7,509	14,510	10,117
Profit/loss for commission and services	48,334	52,059	47,936	45,959
Profit/loss for financial operation
Derivative instruments (**)	21,549	49,864	32,605	39,118
Other financial operating	—	—	—	—
Released or established of provision for credit risk	—	369	368	—
Operating expenses	—	79,159	—	65,925
Other income and expenses	348	44	347	27

(*)             This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)      The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net loss of Ch$48,481 million as of September 30, 2017 (net loss of Ch$28,699 million as of September 30, 2016).

(d)         Contracts with related parties:

During the period ended September 30, 2017, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1.000:

Company name	Concept or description of the service
Redbanc S.A.	Operations management through ATM for credit and debit card
Transbank S.A.	Processing operations on credit and debit card transactions
Plaza Oeste S.A.	Office rentals
Plaza La Serena S.A.	Office rentals
Canal 13	Display of advertisements
Citigroup Inc.	Provision of banking and financial services
Servipag S.A.	Collection and payment services
Nexus S.A.	Processing on credit card services
Combanc S.A.	Clearing and settlement services for high amounts payments
Asociación de Bancos e Instituciones Financieras	Membership fee

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(e)                      Payments to key management personnel:

	September	September
	2017	2016
	MCh$	MCh$

Remunerations	3,125	2,921
Short-term benefits	3,302	4,422
Severance pay	—	2,434
Paid based on shares	—	—
Total	6,427	9,777

Composition of key personnel:

	No. of executives
	September	September
	2017	2016
Position
CEO	1	1
CEOs of subsidiaries	6	7
Division Managers	14	14
Total	21	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(e)                      Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	September		September		September	September	September	September	September	September	September	September
	2017		2016		2017	2016	2017	2016	2017	2016	2017	2016
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	413	(*)	406	(*)	41	37	297	298	—	—	751	741
Andrónico Luksic Craig	129		126		4	7	—	—	—	—	133	133
Jorge Awad Mehech	14		42		6	20	26	74	—	—	46	136
Jaime Estévez Valencia	43		42		20	20	100	109	—	—	163	171
Gonzalo Menéndez Duque	43		42		18	19	90	89	8	20	159	170
Francisco Pérez Mackenna	43		42		17	14	60	47	—	—	120	103
Rodrigo Manubens Moltedo	43		42		20	18	39	34	—	—	102	94
Thomas Fürst Freiwirth	43		42		16	15	29	30	—	—	88	87
Jorge Ergas Heymann	14		42		6	12	17	43	—	—	37	97
Jean-Paul Luksic Fontbona	43		42		6	5	—	—	—	—	49	47
Alfredo Ergas Segal	29		—		13	—	34	—	—	—	76	—
Andrés Ergas Heymann	29		—		13	—	28	—	—	—	70	—
Other directors of subsidiaries	—		—		—	—	94	108	—	—	94	108
Total	886		868		180	167	814	832	8	20	1,888	1,887

(1)                      It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$13 million (Ch$12 million in September 2016).

(*)                      It includes a provision of Ch$283 million (Ch$279 million in 2016) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to Ch$263 million (Ch$383 million in September 2016).

Travel and other related expenses amount to Ch$83million (Ch$74 million in September 2016).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valorization and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. The Financial Risk Management Area is responsible for independent verification of the results of trading and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)                           Industry standard valorization.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, in the case of options. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market.

(ii)                        Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)                     Valuation techniques.

If no quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require the entry of market parameters, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. In the event that there is no information in active markets, data from external suppliers of market information, prices of similar transactions and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(iv)                Fair value adjustments.

As part of the valuation process considers two adjustments to the market value of each instrument calculated based on the market parameters; a liquidity adjustment and a Bid/Offer adjustment. The latter represents the impact on the valuation of an instrument depending on whether corresponds to a long or purchased position or if the position corresponds to a short or sold position. To calculate this adjustment is used the active market prices or indicative prices depending on the instrument, considering the Bid, Mid and Offer, respectively.

On the other hand, the liquidity adjustment calculation considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile in relation to the market and the liquidity observed in recent operations in the market.

(v)                   Fair value control.

Daily is executed a process of independent verification of prices and rates, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments correspond to the current state of the market and the best estimate of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Control and Management Area. As a result, value differences are obtained at the level of currency, product and portfolio, which are compared against specific ranges for each grouping level.

In the case of relevant differences exist, these are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels with previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

In parallel and complementary, the Financial Risk Control and Management Area generates and reports on daily basis P&L and Exposure to Market Risks, which allow the proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(vi)                Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)                   Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:                    These are financial instruments whose fair value is realized at quoted prices (unadjusted) in active markets for identical assets or liabilities. For these instruments there are observable market prices (return internal rates, quote value, price), so that assumptions are not required to value.

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    They are financial instruments whose fair value is made with variables other than the prices quoted in Level 1 that are observable for the asset or liability, directly (ie as prices) or indirectly (that is, derived from prices). These categories include:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs data other than quoted prices that are observable for the asset or liability.

d)             Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some emissions of the Central Bank of Chile and the General Treasury of the Republic.

To value derivatives, it will depend on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, net present value through discounted cash flows is used.

For the rest of the instruments at this level, as for Level 1 debt issues, the valuation is done through the internal rate of return.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between
Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 3:                    These are financial instruments whose fair value is determined using non-observable inputs data. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Offshore Bank and Corporate Bonds

Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market).

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between instruments.

Offshore Bank and Corporate Bonds	Offshore Bank and Corporate Bonds	Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market). Model is based on daily prices.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(b)      Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	September	December	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	586,035	82,560	292,649	399,786	—	—	878,684	482,346
Other instruments issued in Chile	808	673	286,161	887,594	667	8,960	287,636	897,227
Instruments issued abroad	265	385	—	—	—	—	265	385
Mutual fund investments	17,946	25,823	—	—	—	—	17,946	25,823
Subtotal	605,054	109,441	578,810	1,287,380	667	8,960	1,184,531	1,405,781
Derivative contracts for trading purposes
Forwards	—	—	369,427	163,701	—	—	369,427	163,701
Swaps	—	—	673,314	709,091	—	—	673,314	709,091
Call Options	—	—	602	1,558	—	—	602	1,558
Put Options	—	—	2,481	1,584	—	—	2,481	1,584
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,045,824	875,934	—	—	1,045,824	875,934
Hedge derivative contracts
Fair value hedge (Swap)	—	—	150	218	—	—	150	218
Cash flow hedge (Swap)	—	—	41,583	63,482	—	—	41,583	63,482
Subtotal	—	—	41,733	63,700	—	—	41,733	63,700
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	222,990	—	115,675	59,200	—	—	338,665	59,200
Other instruments issued in Chile	—	—	908,880	232,780	61,516	76,005	970,396	308,785
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	222,990	—	1,024,555	291,980	61,516	76,005	1,309,061	367,985
Total	828,044	109,441	2,690,922	2,518,994	62,183	84,965	3,581,149	2,713,400

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	410,210	138,574	—	—	410,210	138,574
Swaps	—	—	724,340	804,652	—	—	724,340	804,652
Call Options	—	—	1,549	1,979	—	—	1,549	1,979
Put Options	—	—	3,661	867	—	—	3,661	867
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,139,760	946,072	—	—	1,139,760	946,072
Hedge derivative contracts
Fair value hedge (Swap)	—	—	7,172	10,293	—	—	7,172	10,293
Cash flow hedge (Swap)	—	—	61,291	45,722	—	—	61,291	45,722
Subtotal	—	—	68,463	56,015	—	—	68,463	56,015
Total	—	—	1,208,223	1,002,087	—	—	1,208,223	1,002,087

(1)         As of September 30, 2017, 85% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(c)       Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the financial statements:

	As of September 30, 2017
	Balance as of January 1, 2017	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of September 30, 2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,960	—	—	667	(10,745)	1,785	—	667
Subtotal	8,960	—	—	667	(10,745)	1.785	—	667

Available-for-Sale Instruments:
Other instruments issued in Chile	76,005	(2,141)	936	4,922	(20,878)	2,672	—	61,516
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	76,005	(2,141)	936	4,922	(20,878)	2,672	—	61,516

Total	84,965	(2,141)	936	5,589	(31,623)	4,457	—	62,183

	As of December 31, 2016
	Balance as of January 1, 2016	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	18,028	28	—	8,946	(18,042)	—	—	8,960
Subtotal	18,028	28	—	8,946	(18,042)	—	—	8,960

Available-for-Sale Instruments:
Other instruments issued in Chile	96,125	(5,871)	818	19,270	(31,744)	111	(2,704)	76,005
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	96,125	(5,871)	818	19,270	(31,744)	111	(2,704)	76,005

Total	114,153	(5,843)	818	28,216	(49,786)	111	(2,704)	84,965

(1) Recorded in income under item “Net financial operating income”.

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)       Sensitivity of instruments classified in level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 to changes in key valuation assumptions:

	As of September 30, 2017		As of December 31, 2016
Financial Assets	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	667	(2)	8,960	(176)
Total	667	(2)	8,960	(176)
Available-for- Sale Instruments
Other instruments issued in Chile	61,516	(854)	76,005	(1,255)
Instruments issued abroad	—	—	—	—
Total	61,516	(854)	76,005	(1,255)

Total	62,183	(856)	84,965	(1,431)

In order to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens.  In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities:

The following table summarizes the fair values of the main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	September	December	September	December
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,200,281	1,408,167	1,200,281	1,408,167
Transactions in the course of collection	519,833	376,252	519,833	376,252
Repurchase agreements and securities lending	65,761	55,703	65,761	55,703
Subtotal	1,785,875	1,840,122	1,785,875	1,840,122
Loans and advances to banks
Domestic banks	—	208,303	—	208,303
Central Bank of Chile	300,470	700,341	300,470	700,341
Foreign banks	292,297	264,273	292,297	264,273
Subtotal	592,767	1,172,917	592,767	1,172,917
Loans to customers, net
Commercial loans	13,864,219	14,164,529	13,657,532	13,998,477
Residential mortgage loans	7,334,507	6,886,320	7,755,249	7,313,953
Consumer loans	3,684,831	3,724,694	3,677,862	3,728,302
Subtotal	24,883,557	24,775,543	25,090,643	25,040,732
Total	27,262,199	27,788,582	27,469,285	28,053,771

Liabilities
Current accounts and other demand deposits	8,150,505	8,321,148	8,150,505	8,321,148
Transactions in the course of payment	334,535	194,982	334,535	194,982
Repurchase agreements and securities lending	192,295	216,817	192,295	216,817
Savings accounts and time deposits	10,395,287	10,552,901	10,400,060	10,563,751
Borrowings from banks	1,242,438	1,040,026	1,237,224	1,036,091
Other financial obligations	117,840	186,199	117,840	186,199
Subtotal	20,432,900	20,512,073	20,432,459	20,518,988
Debt Issued
Letters of credit for residential purposes	22,927	28,893	24,532	30,918
Letters of credit for general purposes	2,685	4,021	2,873	4,303
Bonds	5,620,277	5,431,575	5,777,819	5,594,748
Subordinate bonds	705,389	713,438	712,294	720,455
Subtotal	6,351,278	6,177,927	6,517,518	6,350,424
Total	26,784,178	26,690,000	26,949,977	26,869,412

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(e)       Other assets and liabilities, continued:

The other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the discounted cash flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial assets and liabilities, continued:

(f)               Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of September 30, 2017 and December 31, 2016:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	September	December	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,200,281	1,408,167	—	—	—	—	1,200,281	1,408,167
Transactions in the course of collection	519,833	376,252	—	—	—	—	519,833	376,252
Repurchase agreements and security lending	65,761	55,703	—	—	—	—	65,761	55,703
Subtotal	1,785,875	1,840,122	—	—	—	—	1,785,875	1,840,122
Loans and advances to banks
Domestic banks	—	208,303	—	—	—	—	—	208,303
Central Bank	300,470	700,341	—	—	—	—	300,470	700,341
Foreign banks	292,297	264,273	—	—	—	—	292,297	264,273
Subtotal	592,767	1,172,917	—	—	—	—	592,767	1,172,917
Loans to customers, net
Commercial loans	—	—	—	—	13,657,532	13,998,477	13,657,532	13,998,477
Residential mortgage loans	—	—	—	—	7,755,249	7,313,953	7,755,249	7,313,953
Consumer loans	—	—	—	—	3,677,862	3,728,302	3,677,862	3,728,302
Subtotal	—	—	—	—	25,090,643	25,040,732	25,090,643	25,040,732
Total	2,378,642	3,013,039	—	—	25,090,643	25,040,732	27,469,285	28,053,771

Liabilities
Current accounts and other demand deposits	8,150,505	8,321,148	—	—	—	—	8,150,505	8,321,148
Transactions in the course of payment	334,535	194,982	—	—	—	—	334,535	194,982
Repurchase agreements and security lending	192,295	216,817	—	—	—	—	192,295	216,817
Savings accounts and time deposits	—	—	—	—	10,400,060	10,563,751	10,400,060	10,563,751
Borrowings from banks	—	—	—	—	1,237,224	1,036,091	1,237,224	1,036,091
Other financial obligations	117,840	186,199	—	—	—	—	117,840	186,199
Subtotal	8,795,175	8,919,146	—	—	11,637,284	11,599,842	20,432,459	20,518,988
Debt Issued
Letters of credit for residential purposes	—	—	24,532	30,918	—	—	24,532	30,918
Letters of credit for general purposes	—	—	2,873	4,303	—	—	2,873	4,303
Bonds	—	—	5,777,819	5,594,748	—	—	5,777,819	5,594,748
Subordinated bonds	—	—	—	—	712,294	720,455	712,294	720,455
Subtotal	—	—	5,805,224	5,629,969	712,294	720,455	6,517,518	6,350,424
Total	8,795,175	8,919,146	5,805,224	5,629,969	12,349,578	12,320,297	26,949,977	26,869,412

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(f)        Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-term assets and liabilities: For assets and liabilities with short-term maturity (less than 3 months), it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets	Liabilities
- Cash and deposits in banks	- Current accounts and other demand deposits

- Transactions in the course of collection	- Transactions in the course of payments

- Repurchase agreements and security lending	- Repurchase agreements and security lending

- Loans and advance to banks	- Other financial obligations

•                  Loans to Customers: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(g)       Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	September	December	September	December	September	December	September	December	September	December
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,087,557	939,634	(264,144)	(307,921)	(499,818)	(280,439)	(44,233)	(54,336)	279,362	296,938

Derivative financial liabilities	1,208,223	1,002,087	(264,144)	(307,921)	(499,818)	(280,439)	(118,648)	(164,889)	325,613	248,838

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of September 30, 2017 and December 31, 2016, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of September 30, 2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,200,281	—	—	1,200,281	—	—	—	—	1,200,281
Transactions in the course of collection	519,833	—	—	519,833	—	—	—	—	519,833
Financial Assets held-for-trading	1,184,531	—	—	1,184,531	—	—	—	—	1,184,531
Repurchase agreements and security lending	44,892	15,806	5,063	65,761	—	—	—	—	65,761
Derivative instruments	88,097	105,819	285,574	479,490	228,777	110,289	269,001	608,067	1,087,557
Loans and advances to banks (*)	310,627	26,873	243,005	580,505	12,848	—	—	12,848	593,353
Loans to customers (*)	3,494,429	2,293,866	4,232,438	10,020,733	5,256,371	2,882,433	7,290,231	15,429,035	25,449,768
Financial assets available-for-sale	2,139	3,154	687,763	693,056	215,838	188,730	211,437	616,005	1,309,061
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	6,844,829	2,445,518	5,453,843	14,744,190	5,713,834	3,181,452	7,770,669	16,665,955	31,410,145

	As of December 31, 2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,408,167	—	—	1,408,167	—	—	—	—	1,408,167
Transactions in the course of collection	376,252	—	—	376,252	—	—	—	—	376,252
Financial Assets held-for-trading	1,405,781	—	—	1,405,781	—	—	—	—	1,405,781
Repurchase agreements and security lending	30,963	21,967	2,773	55,703	—	—	—	—	55,703
Derivative instruments	43,797	55,575	200,634	300,006	210,405	129,277	299,946	639,628	939,634
Loans and advances to banks (*)	957,451	84,668	111,200	1,153,319	20,127	—	—	20,127	1,173,446
Loans to customers (*)	3,644,168	2,170,725	4,751,613	10,566,506	4,890,508	2,998,249	6,930,271	14,819,028	25,385,534
Financial assets available-for-sale	1,955	3,816	39,664	45,435	100,933	39,026	182,591	322,550	367,985
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	7,868,534	2,336,751	5,105,884	15,311,169	5,221,973	3,166,552	7,412,808	15,801,333	31,112,502

(*)    These balances are presented without deduction of their respective provisions, which amount to Ch$566,211 million (Ch$609,991 million in 2016) for loans to customers and Ch$586 million (Ch$529 million in 2016) for borrowings from financial institutions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities, continued:

	As of September 30, 2017
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,150,505	—	—	8,150,505	—	—	—	—	8,150,505
Transactions in the course of payment	334,535	—	—	334,535	—	—	—	—	334,535
Repurchase agreements and security lending	192,295	—	—	192,295	—	—	—	—	192,295
Savings accounts and time deposits (**)	4,863,713	2,553,726	2,534,559	9,951,998	232,476	252	178	232,906	10,184,904
Derivative instruments	101,361	120,107	269,888	491,356	258,428	116,180	342,259	716,867	1,208,223
Borrowings from financial institutions	231,192	50,444	947,949	1,229,585	12,853	—	—	12,853	1,242,438
Debt issued:
Mortgage bonds	1,886	2,480	4,519	8,885	9,260	4,687	2,780	16,727	25,612
Bonds	38,970	340,573	526,521	906,064	874,849	881,617	2,957,747	4,714,213	5,620,277
Subordinate bonds	9,041	24,576	19,422	53,039	50,835	36,150	565,365	652,350	705,389
Other financial obligations	84,873	5,868	9,978	100,719	14,899	1,819	403	17,121	117,840
Total liabilities	14,008,371	3,097,774	4,312,836	21,418,981	1,453,600	1,040,705	3,868,732	6,363,037	27,782,018

	As of December 31, 2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,321,148	—	—	8,321,148	—	—	—	—	8,321,148
Transactions in the course of payment	194,982	—	—	194,982	—	—	—	—	194,982
Repurchase agreements and security lending	200,811	16,006	—	216,817	—	—	—	—	216,817
Savings accounts and time deposits (**)	4,843,628	2,298,731	3,042,414	10,184,773	158,871	570	252	159,693	10,344,466
Derivative instruments	40,827	69,950	160,377	271,154	225,882	135,192	369,859	730,933	1,002,087
Borrowings from financial institutions	261,084	231,987	526,825	1,019,896	20,130	—	—	20,130	1,040,026
Debt issued:
Mortgage bonds	2,438	2,513	6,035	10,986	11,394	6,341	4,193	21,928	32,914
Bonds	92,788	246,955	380,774	720,517	1,035,241	792,493	2,883,324	4,711,058	5,431,575
Subordinate bonds	3,105	1,914	47,566	52,585	53,903	39,317	567,633	660,853	713,438
Other financial obligations	150,574	2,505	11,407	164,486	18,239	2,823	651	21,713	186,199
Total liabilities	14,111,385	2,870,561	4,175,398	21,157,344	1,523,660	976,736	3,825,912	6,326,308	27,483,652

(**)         Excludes term saving accounts, which amount to Ch$210,383 million (Ch$208,435 million in 2016).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                                                          Subsequent Events:

In Management’s opinion, there are no significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between September 30, 2017 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2017

Banco de Chile

/S/ Eduardo Ebensperger O.
	By:	Eduardo Ebensperger O. CEO